UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

X  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

    EXCHANGE ACT OF 1934

OR

__  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

    ACT OF 1934 For the fiscal year ended______________________

OR

__  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

    EXCHANGE ACT OF 1934

    For the transition period from __________ to _______________

Commission file number:  _______

Seabridge Gold Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

172 King Street East, 3rd Floor, Toronto, Ontario CANADA M5A 1J3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 23,254,913

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   __ Yes     __  No   N/A X

Indicate by check mark which financial statement item the registrant has elected to follow.

x Item 17    _ Item 18

Index to Exhibits on Page 94

Seabridge Gold Inc.

Form 20-F Registration Statement

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Adularia - A colorless, moderate- to low-temperature variety of orthoclase feldspar typically with a relatively high barium content.

Andesite - A dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase and one or more of the mafic minerals.

Argulite - A variety of asphaltic sandstone

Arkose - A feldspar-rich sandstone, typically coarse-grained and pink or reddish, that is composed of angular to subangular grains that may be either poorly or moderately well sorted; usually derived from the rapid disintegration of granite or granitic rocks, and often closely resembles granite.

Basalt - A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive

Breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Caldera - A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents.

Carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  It is also used to estimate mineral reserves by including in the estimates only those assays above the cut-off grade.

Cut Value - Applies to assays that have been reduced a statistically determined maximum to prevent erratic high values from inflating the average.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Diorite - An intrusive igneous rock.

Drift - A horizontal underground opening that follows along the length of a vein or rock formation.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment.  These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Geochemistry - The study of the chemical properties of rocks.

Geophysical Survey - A scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granite - any holocrystalline, quartz-bearing plutonic rock.

Granitic - Pertaining to or composed of granite.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Indicated Resource - in reference to minerals means quantity and grade and (or) quality are computed from information similar to that used for resources, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for resources, is high enough to assume continuity between points of observation.

Inferred Resource - in reference to minerals, means estimates are based on an assumed continuity beyond measured and(or) indicated resources, for which there is geological evidence.  Inferred resources may or may not be supported by samples or measurements.

Intrusion; Intrusive – molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

Kriging - In the estimation of ore reserves by geostatistical methods, the use of a weighted, moving-average approach both to account for the estimated values of spatially distributed variables, and also to assess the probable error associated with the estimates.

Lode - A mineral deposit consisting of a zone of veins, veinlets, disseminations, or planar breccias; a mineral deposit in consolidated rock as opposed to a placer deposit.

Measured Resources - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Monzonite - A granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite. Quartz is minor or absent.

Net Smelter Return Royalty/ NSR Royalty – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Patented - A claim to which a patent has been secured from the U.S. Government, in compliance with the laws relating to such claims.

Placer - A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value. The common types are stream gravels and beach sands.

Porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Raise - A vertical or inclined underground working that has been excavated from the bottom upward.

Reclamation - Restoration of mined land to original contour, use, or condition.

Resource –  Under the Canadian Institute of Mining (“CIM”) standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from such as outcrops, trenches, pits, workings and drill holes.

Rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

Sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

Sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Sericite – A fine-grained potassium mica found in various metamorphic rocks.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Tuff - A general term for all consolidated pyroclastic rocks.

Unpatented Claim - Mining claim to which a deed from the U.S. Government has not been received. A claim is subject to annual assessment work, to maintain ownership.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Directors and Officers

 As of August 31, 2003

Name	Position	Business Address
James Anthony	Chairman, Director and Secretary	172 King Street East, 3rd Floor, Toronto, Ontario, Canada
Rudi Fronk	President and Director	172 King Street East, 3rd Floor, Toronto, Ontario, Canada

Frederick Banfield	Director	3544 E. Fort Lowell, Tucson, Arizona
William Calhoun	Director	P.O. Box 90 Silverton, Idaho
Vahid Fahti	Director	3131 White Eagle Drive, Naperville, Illinois
Henry Fenig	Director	Suite 250, BCE Place, 181 Bay Street, Toronto, Ontario, Canada
Louis J. Fox	Director	75 Preston Lane Taconic, Connecticut
William Threlkeld	Senior Vice President	172 King Street East, 3rd Floor, Toronto, Ontario, Canada

The Company’s auditor is KPMG LLP, Chartered Accountants, of Suite 3300 Commerce Court West, Toronto, Ontario, Canada. KPMG was appointed on June 4, 2002. The Auditor for the prior 3 fiscal years was G. Ross McDonald, Chartered Accountant, Suite 1402, 543 Granville Street, Vancouver, British Columbia. There were no disputes between the prior auditor and the Company.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Registration Statement, the terms “Seabridge”, “the Company”, “Issuer” and “Registrant” refer collectively to Seabridge Gold Inc, its predecessors, subsidiaries and affiliates.

All currency figures stated herein are in Canadian dollars, unless otherwise noted.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the Year Ended December 31, 2002 was derived from the financial statements audited by KPMG LLP, Chartered Accountants, as indicated in its audit report which is included elsewhere in this Registration Statement. The selected financial statements for the year ended December 31, 2001, December 31, 2000, the four months Ended December 31, 2000, and the Year Ended August 31, 1999, was derived from the financial statements of the Company which have been audited by G. Ross McDonald, Chartered Accountant, as indicated in its audit report which is included elsewhere in this Registration Statement. The selected financial data set forth for Fiscal 1998 ended August 31, 1998 is derived from the Company's audited financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the financial statements.

Table No. 2

Selected Financial Data

($’s in 000, except per share data)

	Nine	Nine				Four
	Months	Months	Year	Year	Year	Months	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	9/30/03 Unaudited	9/30/02 Unaudited	12/31/02	12/31/01	12/31/00	12/31/99	8/31/99	8/31/98
Interest Income	$97	$29	$85	$24	$18	$1	$4	$0
Net Loss	($715)	($1,253)	($1,630)	($456)	($338)	($41)	($162)	($1,202)
Net Loss Per Share	($0.03)	($0.08)	($0.10)	($0.04)	($0.04)	($0.01)	($0.04)	($0.57)
Dividends Per Share	$0	$0	$0	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	25,782	16,609	16,212	12,600	8,800	5,908	4,051	2,114
Working Capital	$3,113	$4,332	$3,819	$2,582	$962	$137	$194	($138)
Mineral Properties	$14,149	$7,935	$9,018	$2,977	$902	$82	$0	$0
Long-Term Debt	$0	$2,902	$828	$2,009	$0	$0	$0	$0
Shareholder’s Equity	$18,057	$9,595	$12,052	$3,781	$1,869	$219	$204	($128)
Total Assets	$19,321	$13,558	$14,143	$6,977	$1,885	$228	$218	$14
US GAAP Net Loss	($3,795)	($2,414)	($3,236)	($1,697)	($980)	N/A	N/A	N/A
US GAAP Loss Per Share	($0.15)	($0.15)	($0.20)	($0.13)	($0.11)	N/A	N/A	N/A
US GAAP Wtg. Avg. Shares	25,782	16,609	16,212	12,600	8,800	N/A	N/A	N/A
US GAAP Equity	$11,850	$7,823	$9,044	$2,379	$1,533	N/A	N/A	N/A
US GAAP Total Assets	$13,144	$11,786	$11,026	$5,575	$1,550	N/A	N/A	N/A
US GAAP Mineral Properties	$8,144	$6,163	$5,901	$1,576	$566	N/A	N/A	N/A

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one Canadian Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/US Dollar

	Average	High	Low	Close

Year Ended 12/31/03	$1.39	$1.58	$1.29	$1.29
Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44

Three Months Ended 12/31/03	$1.30	$1.35	$1.29	$1.29
Three Months Ended 9/30/03	$1.38	$1.41	$1.34	$1.35
Three Months Ended 6/30/03	$1.39	$1.48	$1.33	$1.36
Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58

January 2004	$1.30	$1.33	$1.27	$1.33
December 2003	$1.31	$1.34	$1.29	$1.25
November 2003	$1.31	$1.34	$1.30	$1.30
October 2003	$1.32	$1.35	$1.30	$1.32
September 2003	$1.36	$1.39	$1.35	$1.35
August 2003	$1.40	$1.41	$1.38	$1.39

The exchange rate was $1.33 on January 30, 2004.

Statement of Capitalization and Indebtedness

Table No. 4

Statement of Capitalization and Indebtedness

As of January 30, 2004

Shareholder’s Equity
Common Shares, unlimited amount authorized
Preferred Shares, unlimited amount authorized

27,453,685 Common Shares issued and outstanding	$35,441,000
0 Preferred Shares issued and outstanding	$0
Retained Earnings (Deficit)	(16,263,000)
Net Stockholder’s Equity	19,178,000
TOTAL CAPITALIZATION	19,178,000

Common Stock Options Outstanding	1,951,400
Common Stock Purchase Warrants Outstanding	512,500

Guaranteed Debt	Nil
Unguaranteed Debt	Nil
Long Term Debt	Nil
Prevision for Reclamation Liabilities	$1,189,300

Forward Looking Statements

Certain Statements presented herein are forward-looking statements which may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is Involved in the Resource Industry which is Highly Speculative and has Certain Inherent Exploration Risks which Could have an Negative Effect on the Company’s Operations

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s Operations Contain Significant Uninsured Risks which Could Negatively Impact Profitability as the Company Maintains No Insurance Against its Operations

The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes.

The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future. If such liabilities arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company Has No Known Reserves and No Economic Reserves May Exist on Its Properties Which Would have a Negative Effect on the Company’s Operations and Valuation

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties.  In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. Even in the event commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations.  There can be no assurance that the Company’s operations will be profitable in the future.

The Company Has Not Surveyed Any of Its Properties and The Company Could Lose Title and Ownership of Its Properties which would have a Negative Effect on the Company’s Operations and Valuation

The Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. The Company has not obtained formal title reports on any of its properties and title may be in doubt.  If title is disputed, the Company will have to defend its ownership through the courts.  In the event of an adverse judgment, the Company would lose its property rights.

The Mining Industry is Highly Competitive which could Restrict the Company’s Growth

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral Operations are Subject to Market Forces Outside of the Company’s Control which could Negatively Impact the Company’s Operations

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is Subject to Substantial Government Regulatory Requirements which could cause a Restriction or Suspension of the Company’s Operations

The Company’s exploration operations are affected to varying degrees by government regulations relating to resource operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Currently, the Company’s Canadian properties are subject to the jurisdiction of the federal laws of Canada, the provincial laws of British Columbia, Manitoba, Alberta, Saskatchewan and the Northwest Territories, as well as local laws where they are located.  In addition, the Company’s U.S. properties are subject to U.S. Federal laws, the state laws of Nevada and Oregon, as well as local laws where they are located. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. Currently, the Company has estimated $225,000 in reclamation on its Kerr/Sulphurets gold project and $1 million in reclamation for the Red Mountain Property. Funds have been deposited for the benefit of the Province of British Columbia until released or applied to reclamation costs. If the reclamation requires funds in addition to those already allocated, Seabridge could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

On the State and Provincial level, the government has jurisdiction over certain properties and requires their own permitting and compliance with applicable regulations. On the local level, regulations deal primarily with zoning, land use and specific building permits, as well as taxation and the impact of the Company’s operations on the existing population and local services.

The Company is Subject to Substantial Environmental Requirements which could cause a Restriction or Suspension of Company Operations

In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

On the Federal, State and Provincial level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources. Approval must be received from the applicable bureau and/or department before exploration can begin, and will also conduct ongoing monitoring of operations. If operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Specific to its U.S. properties, costs involved with complying with various government environmental regulations vary by anticipated operations. Typically, surface sampling does not require any permits. Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity. Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed. As a general rule, these costs makeup 10% or less of the total cost amount of the program. The Company also may be required to post reclamation bonding and assurance that areas will be reclaimed after exploration. These bonds and guarantees range from approximately $1,000 on a small scale exploratory drill program in Nevada to approximately $150,000 on an advanced exploration program in Oregon.

At present, the Company has not estimated or allocated any funds for reclamation at its Courageous Lake property, nor have any specific environmental concerns been identified. However, the history of mining and exploration of the property by others may have caused certain environmental damage which will require cleanup funded by Seabridge as the current landholder. In addition, unidentified environmental deficiencies may exist on other of the Company’s properties. The discovery of and any required reclamation of any additional properties would likely have a negative effect on the Company’s operations and financial position.

Financing Risks

The Company is Likely to Require Additional Financing which Could Result in Substantial Dilution to Existing Shareholders and/or the Delay or Cessation of Operations

The Company, while engaged in the business of exploiting mineral properties, has sufficient funds to undertake its planned current exploration projects.  If the Company’s exploration programs are been successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company Has a History of Net Losses and Expects Losses to Continue for the Foreseeable Future

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  As of the end of the last fiscal year dated December 31, 2002, the Company historical net loss totals ($14,787,272). The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand exploration on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

The Company has a Lack of Cash Flow to Sustain Operations and Does Not Expect to Begin Receiving Operating Revenue in the Foreseeable Future

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares and convertible debt instruments. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

The Company Operates in Foreign Countries and is Subject to Currency Fluctuations which could have a Negative Effect on the Company’s Operating Results

While engaged in the business of exploiting mineral properties, the Company’s operations outside of Canada, particularly those in the United States, make it subject to foreign currency fluctuation as the Company’s accounts conducted in Canadian dollars while certain expenses are numerated in US dollars. Such fluctuations may have adversely affected the Company’s financial positions and results.  Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Securities of the Company

The Market for the Company’s Stock has Been Subject to Volume and Price Volatility which Could Negatively Effect a Shareholder’s Ability to Buy or Sell the Company’s Shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the shares of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a Dependence Upon Key Management Employees, the Absence of Which Would Have a Negative Effect on the Company’s Operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Rudi Fronk, President.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company does not carry any formal services agreements between itself and its directors. The Company does not carry any “Key Man” Life Insurance, and carries only a $50,000 life insurance policy and a $5,000/month disability insurance policy on its President, Rudi Fronk.

Certain Officers and Directors May Have Conflicts of Interest Which Could have a Negative Effect on the Company’s Operations

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company Could be Deemed a Passive Foreign Investment Company Which Could have Negative Consequences for U.S. Investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S.  taxpayers  generally  will be required to treat any so-called  "excess distribution"  received  on its  common  shares,  or any  gain  realized  upon a disposition of common shares,  as ordinary  income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market  election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally  must report on a current basis its share of the Company’s  net  capital  gain and  ordinary  earnings  for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against The Company or Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in Canada under the Canada Business Corporation Act. A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws..  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The Company’s executive office is located at:

172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3

Telephone: (416) 367-9292

Facsimile: (416) 367-2711

E-Mail: info@seabridgegold.net

Website: www.seabridgegold.net

The Contact person in Toronto is Rudi Fronk, President and CEO.

The Company currently leases its executive offices in Toronto on a sub-lease from the Academy of Canadian Cinema and Television. The lease covers the entire 3rd floor of a building located at 172 King Street East, Toronto, Ontario, Canada. The sublease was effective January 21, 1999 and expires February 28, 2004. The initial rent was for $4,264.63 per month, and escalates annually based upon a building cost operating adjustment. Current monthly rent is $4,940.07.

The Company's fiscal year ends December 31st

The Company's common shares trade on the TSX Venture Exchange under the symbol "SEA".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2002, the end of the most recent fiscal year, there were 23,254,913 common shares issued and outstanding and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Company Act of British Columbia under the name of Chopper Mines Ltd. on September 14, 1979. After conducting a 1 for 5 reverse split, the Company changed its name to Dragoon Resources Ltd. on November 9, 1984. On May 20, 1998, the Company conducted a 1 for 10 reverse split and changed its name to Seabridge Resources Ltd. On June 20, 2002, the Company changed its name to Seabridge Gold Inc. in order to better reflect the Company’s focus on gold and gold projects. The Company also continued from British Columbia into Canadian Federal jurisdiction under the Canada Business Corporations Act.

The Company presently has three subsidiaries:

a)

Seabridge Gold Corporation, a Nevada Corporation incorporated December 28, 2001, is 100% owned;

b)

Pacific Intermountain Gold Corporation (“PIGCO”), a Nevada Corporation incorporated April 26, 2002, is 75% owned.

c)

5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories in July 9, 2002, is 100% owned.

Currently, the Company conducts operations in both Canada and the United States. As of June 30, 2003, the Company’s non-current assets were located as follows:

United States:    $6,247,000

Canada:             $8,711,000

History and Development of the Business

On May 20, 1998, the Company completed a 1 for 10 reverse split and changed its name to Seabridge Resources Inc.

In October 1999, Seabridge initiated a new corporate strategy based on its belief that the price of gold would begin to rise and substantial opportunities were available. A new Board and senior management team were named to fulfill the Company’s new strategy to acquire gold property assets, including identified resources and shutdown or suspended projects, which were uneconomic at the current gold price. These projects were available for acquisition as depressed gold prices made raising capital for their development extremely difficult and prompted owners to investigate alternatives for the properties. Seabridge observed that projects that previously commanded significant market capitalization when gold prices were higher were now available at fractions of their previous valuations.

Management formulated a strategy to acquire gold projects with a measured and indicated gold resource, low holding costs and exploration potential.

In February 2000, Seabridge acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. In March, 2003, the Company completed the purchase of the Grassy Mountain project by paying Atlas US$600,000.

In June, 2000, the Company entered into a Letter of Intent with Placer Dome (CLA) Limited to acquire a 100% interest in the Kerr-Sulphurets project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia. The Company agreed to issue Placer 500,000 common shares, 500,000 common share purchase warrants exercisable at $2.00 per share for two years and grant a 1% NSR royalty for the property. In June 2001, Seabridge completed the acquisition of Placer Dome’s 100% interest in the project. In September 2002, the Company announced they had entered into an agreement with Noranda Inc. whereupon Noranda can earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years. Noranda can earn an additional 15% interest by funding all costs to complete a feasibility study. . If, after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda’s interest for $3,000,000. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three year period.

In October 2000, the Company acquired a 100% leasehold interest in the Castle/Black Rock gold project in Esmeralda County, Nevada. The Company issued 5,000 common shares and paid US$7,500 in advance royalty payments and agreed to payments of up to $25,000 per year as well as granting a sliding 3-5% NSR on precious metals and a 3.5% NSR from all other metals produced to Platoro West Inc. in exchange for a 100% interest in the project.

In November 2000, the Company acquired a 100% leasehold interest in the Hog Ranch gold project in northern Nevada. The Company paid Platoro West Inc. US$75,000 and issued 500,000 common shares to Platoro for a 100% interest in the project. The Company also agreed to issue an additional 500,000 common shares to Platoro once certain milestones are met at the project and advanced cash royalty payments and a sliding 3-5% NSR on precious metals produced and a 3.5% NSR from all other metals produced to Platoro.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon. Seabridge agreed to pay to Quartz Mountain Gold Corporation US$100,000 cash, 300,000 shares, 200,000 warrants and a 1% NSR for Quartz Mountain’s 100% interest in the project. In addition, the Company agreed to pay a 0.5% NSR on the property as a finders fee.  The acquisition was completed in January, 2002.

In December 2001, the Company entered into an agreement to acquire a 100% interest in the Red Mountain Gold Project and related assets located near Stewart, British Columbia. Seabridge agreed to issue to North American Metals Corporation 800,000 common shares in exchange for a 100% interest in the project and the assumption by Seabridge of all liabilities, including reclamation and underlying lease obligations, associated with the project. The transaction was completed in April, 2002.

In May 2002, the Company reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada. Seabridge paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000 and granted a 2.0% NSR for 100% of the project. Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold. The purchase was closed in July, 2002. In April 2003, the Company made a US$1,500,000 payment to Newmont and Total which was triggered by the price of gold reaching US$360 per ounce.  A final payment of US$1,500,000 is due to Newmont and Total when the price of gold exceeds US$400 for 10 consecutive days.  In November 2002, the Company engaged Hatch, an independent mining engineering consulting firm, to prepare a scoping study on the project which should be completed in early 2004.

In June 2002, the Company and an independent third-party incorporated a Nevada company named Pacific Intermountain Gold Corp. (“PIGCO”) to acquire and explore early-stage exploration projects which have previously identified gold systems potentially capable of hosting large-scale gold deposits.  To date, the Company has signed agreements to acquire approximately 36,000 acres in Nevada. The Company intends to explore some of the acquired properties itself and form joint ventures to explore the remainder.

In August 2003, the Company granted Romarco Minerals an option to earn a 60% interest in the Hog Ranch gold project in Nevada. Romarco can earn a 60% interest by spending $2.5 million in exploration and project holding costs and issuing to the Company 1.5 million Romarco common shares, by December 31, 2007. Once Romarco earns its 60% interest, it has the one time option to increase its interest in the project by a further 5% (to 65% total) by agreeing to finance and complete a feasibility study on Hog Ranch within 3 years.

Business Overview

All of the Company’s operations are located in Canada and the United States. The Company operates in the mineral exploration sector.

All of the Company’s properties are currently at the exploration stage. There is no assurance that an economic and commercially viable deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine if any economic and legally feasible deposits occur on the Company’s properties.

Operations are not seasonal as the Company can conduct exploration at certain of its properties year-round. To date, the Company’s income has been limited to interest on its cash balances and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes.

The mineral exploration operations of the Company are subject to regulation by several government agencies at the Federal, Provincial and local levels. These regulations are well documented and a fundamental aspect of operations for any resource company in Canada and the United States. Management believes it is in compliance with all current requirements and does not anticipate any significant changes to these regulations which will have a material effect on the Company’s operations. The Company has obtained all the permits required for its anticipated exploration activities.

Mineral Properties

The Company currently operates in the mineral exploration sector. All of the Company’s properties are located in Canada and the United States and are at the exploration stage.

RUSSIA
Greenland
UNITED STATES
COURAGEOUS LAKE
KERR-SULPHURETS
RED MOUNTAIN
CANADA
GRASSY MOUNTAIN
QUARTZ MOUNTAIN
HOG RANCH
THUNDER MOUNTAIN,
CASTLE-BLACK ROCK
& OTHER NEVADA PROPERTIES
UNITED STATES
MEXICO
Seabridge Gold Properties
0 300 600 Kilometers
0 300 600 Miles

The individual mineral properties are described below.

Courageous Lake Project

The Courageous Lake project (formerly known as the Tundra project) is a gold project covering approximately 40,000 acres located in the Northwest Territories, Canada. Seabridge has a 100% interest in the project, subject to a 2% NSR. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The project is located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories. Year round access is available by air, either by fixed wing aircraft to the airstrip at the former Salmita mine 6 kilometers to the south or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road. There are about 10 kilometers of gravel roads located on the property.

Courageous Lake Property
CANADA
Beaufort Sea
Paulatuk
120°00'
115°00'
110°00'
105°00'
65°00'
60°00'
N
Slave Structural Province Boundary
Coppermine
ARCTIC CIRCLE
Great Bear Lake
Fort Franklin
Hottah Lake
Point Lake
Lupin Mine
Contwoyto Lake
Ekati Diamond Mine
Diavik Diamond Mine
Indin Lake
Colomac Mine
Salmita Mine
COURAGEOUS LAKE PROPERTY
MacKay Lake
Faber Lake
Winter Road
Lac la Martre
Rea
Edzo
Giant Con Mine
YELLOWKNIFE
Reliance
Snowdrift
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
Hay River
Pine Point
Enterprise
Fort Smith
1
2
5
6
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

How Acquired

 In May 2002, the Company entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR. A further US$1.5 million was payable to Newmont/Total when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days, which payment was made in April, 2003. A final US$1.5 million is payable to Newmont/Total when the spot price of gold closes at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever event is earlier. The purchase by Seabridge closed on July 31, 2002.  Immediately following this acquisition, Seabridge staked contiguous open ground totaling and additional 18,795 acres in 16 mining claims. During 2003, the Company staked additional ground at a cost of approximately $50,000.

Regional and Property Geology

The Courageous-Matthews Lakes belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt (“CLGB”). The CLGB is approximately 60 kilometers long, with a maximum east-west width of 5.5 kilometers. Two distinct volcanic cycles have been recognized within the CLGB. The second cycle of volcanism is conformably overlain by a thick sequence of metasedimentary rocks that are locally known as the Yellowknife Group Sediments (“YGS”). The dominant post YGS lithology consists of large granodiorite to diorite plutons that bound the Courageous Lake deposit along its east and west flanks.

North of Matthews Lake, the Courageous Lake property consists of a sequence of northerly trending, steeply dipping metasedimentary and metavolcanic rocks, with tops to the east. All of the currently recognized gold occurrences on the property are located within or near the top of the second cycle of volcanism of the CLGB. Generally, the units that make up the second volcanic cycle are about 2 kilometers thick and have been subdivided into 8 distinct mappable units.

Both the main Tundra and carbonate zones within the Courageous Lake property strike north-south and have a near vertical dip component. The zones are characterized by moderate to intense shearing, sericite-carbonate alteration, and quartz veining. These mineralized zones are very persistent along strike and down dip. The continuity of gold mineralization has been demonstrated to be at least 800 meters along strike based upon previous drilling results. Within the area that has been tested by drilling, the continuity of gold mineralization is at least 100 meters in a down dip direction. The limits of gold mineralization have not been fully tested and the deposit remains open along strike and down dip.

Previous Exploration History

Gold was first discovered in the Courageous Lake area in 1936. Beginning in 1976, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt. Exploration activities included geological reconnaissance, airborne, EM and magnetic surveys, ground follow-up and claim staking. In 1982, Noranda initiated a limited drill program to evaluate rock units north of Matthews Lake. Detailed geophysics, geological mapping, and extensive diamond drilling followed this initial program leading to the discovery of two gold deposits, the Tundra Deposit (Main Zone), known as the FAT Deposit, and the Carbonate Zone.

From 1982 to 1987, Noranda continued core drilling the property from the surface and also constructed a winter road to the property. They also began an environmental impact study. In late 1987, Noranda made the decision to sink a vertical shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade continuity and tenor by drifting and raising on ore grade shoots. This also allowed Noranda to extract a bulk sample for metallurgical testing. In conjunction with the development of the shaft, surface core drilling, magnetic, VLF, and HLM surveys were also completed.

In late 1987, Noranda completed an in-house preliminary resource estimate. Based upon this work, a two-year underground exploration program was initiated. The program was designed to establish an underground mining reserve, access material for bulk metallurgical sampling and provide engineering information for mine design and planning. The shaft was timbered and completed to a depth of 472.6 meters in April, 1989. Drifting on the target zone occurred between May to November 1989 and totaled 1,948.2 meters. Both lateral drifts and sub-vertical raises were completed and provided access to bulk sample locations and diamond drilling stations along the strike of the target zones. Approximately 200 vertical meters and 750 to 8000 of strike length of the mineralized zone were tested by underground drill holes. Additional horizontally fanned holes were drilled on 25-meter centers to aid in the interpretation of the target zone. Underground drilling was completed in November 1989 and totaled 27,459.25 meters in 125 diamond drill holes.

Little additional work was performed on the property until Placer Dome optioned the property in 1998. Placer’s exploration included a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data. Detailed mapping and structural analysis was done by Placer concurrent with the drilling to help design a drill plan as well as conducting a ground magnetic survey to define the zone of mineralization. Placer utilized two diamond drill rigs to provide detailed information on the continuity of the Tundra Main Zone and to confirm the Carbonate Zone. The total diamond drilling completed by Placer was 15,988 meters in 76 drill holes. Placer dropped its option on the property in 1999.

Environmental/Regulatory Information

As part of its due diligence review on the property, Seabridge engaged EBA Engineering Consultants Ltd. of Yellowknife, Northwest Territories, to prepare an Environmental Review of the Courageous Lake property. EBA determined the governmental environmental review process in the NWT would likely take 24 to 36 months from the time a Project Description Report had been filed with the authorities before the review process began. An additional 12 to 16 months would likely be required to complete the regulatory review process, all at a cost of $2-8 million, plus another $0.5-1 million for costs during the regulatory phase.

Additionally, EBA visited and evaluated the site for any current or potential environmental damage related to historical exploration work conducted at Courageous Lake by previous operators. EBA found no significant environmental concerns, but did note several areas of potential concerns, including the existing land disturbances, acid rock drainage from waste rock and drill casings.

Current and Planned Work

In late 2002, Seabridge engaged Hatch, a leading independent consulting firm, to undertake a scoping study of its 100% owned Courageous Lake gold project located in the Northwest Territories, Canada.  The study, scheduled for completion during the 1st quarter of 2004, will provide management with a preliminary assessment of the economic feasibility of the project.   Preliminary reports have been completed on key mining and metallurgical issues relating to Courageous Lake (see news releases dated April 10, 2003 and May 22, 2003).  The first of these reports concluded that a large-scale, open-pit operation provided the best potential to recover the known gold resource at Courageous Lake.  The second report examined the project’s gold to sulphur ratio which will be an important factor in determining the treatment costs and economics of the project.  The report concluded that much of the data for Courageous Lake is consistent with a gold to sulphur ratio of more than 5 to 1 which compares favorably with other operating refractory gold mines.  A metallurgical test sample has been taken from the property for processing by SGS-Lakefield Research Limited.  Various processing alternatives for Courageous Lake ore will be examined including roasting, autoclaving and bio-oxidation and a recommended solution will be included in the scooping study.  The Hatch study is expected to be completed by the end of the First Quarter of 2004 at a cost of approximately $500,000.

Concurrent with the Hatch study and beginning in the Spring of 2003, the Company initiated a 12-month exploration program at Courageous Lake designed to evaluate the potential for expanding the known deposit, finding other deposits similar to the FAT deposit within the project boundaries, and, if warranted, to define new drill targets through geological and geophysical exploration. This exploration includes radiometrics, magnetics and IP, as well as reviewing drill core taken from previous operator’s exploration programs and stored on the property but which were laregly previously unassayed. During the summer of 2003, the Company’s program identified 12 large targets which have characteristics similar to the FAT deposit. The Company is taking assays from these drill cores and awaiting results. The most promising targets identified through this program will be subject to follow-up sampling in early 2004.

The Company estimates its annual holding costs of the Courageous Lake Project to be $40,000 paid to the Department of Indian Affairs and Northern Development, Northwest Territories.

Grassy Mountain Project

The Grassy Mountain Property covers approximately 6.7 square miles or 4,300 acres, and is located in eastern Oregon. Seabridge has a 100% interest in the project. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The property consists of 320 unpatented lode claims of approximately 4,600 acres and lies approximately 22 miles southwest of Vale, Oregon and 70 miles west of Boise, Idaho. The property is accessed by traveling 4 miles west from Vale on US Highway 20, then south on the Twin Springs County Road for 23 miles, or by driving south from Nyssa, Oregon on US Highway 95 to Owyhee and then west to Rock Springs Canyon and by gravel road for 14 miles.

WASHINGTON
OREGON
CALIFORNIA
NEVADA
IDAHO
Grassy Mountain Property
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
La Grande
Heppner
Maupin
Fossil
Ukiah
Lincoln City
Salem
Newport
Albany
Corvallis
Waldport
Sweet Home
Madras
Baker City
Sisters
Prineville
John Day
Florence
Eugene
Springfield
Bend
Redmond
Oakridge
Lapine
Vale
Ontario
Nyssa
Coos Bay
Roseburg
Burns
Harney Lake
Lake Owyhee
Silver Lake
Crater Lake
Summer Lake
Malheur Lake
Port Orford
Canyonville
Prospect
Chiloquin
Paisley
Lake Abert
Gold Beach
Grants Pass
Upper Klamath Lake
Valley Falls
Medford
Ashland
Bly
Klamath Falls
Lakeview
Goose Lake
Brookings
0 20 40 60 80 100
miles

Oregon
United States

Seabridge Gold Inc.

Grassy Mountain Property
Oregon, USA

How Acquired

In February 2000, Seabridge acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. The Company originally had until December 31, 2002 to acquire for US $1,700,000, a 100% interest in 214 mineral claims located in Malheur County, Oregon, USA. The purchase price was to be a combination of cash, Seabridge common shares and notes.

In December 2002, the Company and Atlas restructured the terms of the acquisition agreement due to Atlas’ preference for cash. In exchange for a US$300,000 option payment, Atlas granted Seabridge the right to acquire a 100% interest in the property for an additional US$600,000 cash payment on or before March 31, 2003. Seabridge also agreed to provide US$500,000 in financing for an Atlas subsidiary on or before March 31, 2003. Seabridge paid the US$300,000 option payment, as well as the US$600,000 cash payment and the US$500,000 in financing and now holds a 100% interest in the property as well as 1,000,000 common shares of the Atlas subsidiary.

The property lies on Bureau of Land Management (“BLM”) lands, and ownership includes four leasehold interests covering 76 unpatented lode and placer claims and an additional 138 unpatented lode claims. There is one Oregon State section within the property for which applications for State prospecting permits have been submitted. A sliding scale NSR royalty applies to the main Grassy Mountain deposit. The royalty rate is a 4% NSR for gold prices up to US$500 per ounce, to a maximum of 7% for gold prices above US$800 per ounce.

Regional and Property Geology

The property is situated in the Oregon Plateau portion of the northern Great Basin and is characterized by abundant Cenozoic volcanism. The flat-lying to gently dipping volcanics and volcanic sediments were deposited over wide areas during this time of crustal extension. The rocks exposed at Grassy Mountain are part of the late to middle-Miocene Grassy Mountain Formation; Mineralization is associated with a low-grade gold-silver bearing siliceous hot springs system with enrichment along multi-stage quartz-adularia veins and favorable lithologies. The mineralized rock is highly silicified and locally brecciated in the vicinity of the feeder structures. As silicification decreases so does grade. The finer grained siltstones contain the bulk of the lower grade material. The higher grades are found in the coarser arkosic sandstones.

Previous Exploration History

Atlas acquired the property in 1986 from two prospectors after recognizing its potential to host hot springs type gold mineralization. There were no significant mining or major mineral occurrences known in the area prior to the discovery of the Grassy Mountain Deposit.

Detailed mapping and sampling were completed and Atlas drilled six holes on two target areas. A follow up drill program consisting of five holes was completed in the spring of 1988. Hole 26-9 is considered the discovery hole with 145 feet of mineralization averaging 0.075 opt Au. The claim block was expanded at this time and exploration work continued through 1991. Atlas completed 388 drill holes for a total of approximately 221,500 feet on the property.

In 1990, Atlas commissioned Kilborn Engineering (“Kilborn”) to complete a feasibility study on Grassy Mountain. Based on the positive Kilborn study, Atlas sold the property to Newmont Exploration Ltd. in September 1992 for US$30 million plus a 5% net smelter royalty interest. Newmont continued the property evaluation through August 1994, completing an additional 13 core and reverse circulation holes while concentrating on the higher grade ore zones. At the conclusion of its exploration programs, Newmont determined the property did not currently meet its project criteria and returned the project to Atlas in September 1996.

In January 1998, Atlas executed an agreement with Tombstone Exploration Company Ltd. and associated sister company Orinoco Gold Inc. ("Tombstone"), whereby Tombstone was granted the option to purchase 100% of the property. Exploration work during Tombstone's initial program at Grassy Mountain included 8,500 of reverse circulation and core drilling in 10 drillholes. Prior to the drill program and execution of the definitive option agreement, Tombstone completed an extensive review of previous work at the property and commissioned an economic study of alternative development scenarios by Pincock, Allen and Holt (“PAH”). A second phase drill program was proposed by Tombstone to assess the highly prospective structural trends identified by geophysics, and to upgrade previous mineralization models. Due to a downturn in the resource market and its resulting inability to raise venture capital during 1998 forced Tombstone to return Grassy Mountain to Atlas in May 1998.

Environmental/Regulatory Information

The Bureau of Land Management (BLM), through its Vale District office, is the lead agency responsible for the Grassy Mountain area. In 2000, Seabridge retained Gochnour & Associates of Parker, Colorodo (“Gochnour”) to undertake an environmental review and regulatory permitting due diligence on Grassy Mountain. The report of Gochnour, prepared by Lee “Pat” Gochnour, is entitled “Grassy Mountain Project Permitting/Environmental Report” (the “P/E Report”) and dated June 27, 2000. The Gochnour study examined three potential scenarios: (1) open-pit mining with a combination of heap-leach and milling processing; (2) underground mining with on-site milling; and (3) underground mining with off-site milling. Gochnour concluded that each of the development scenarios are permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations (“POO”) had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted. Gochnour also reviewed the extensive database of all previous environmental and baseline work and estimated the cost and time-frame associated with bringing the work up to date. In aggregate, Gochnour estimated a minimum of one year to bring the base-line work up to date at a cost of approximately US$500,000. Gochnour recommended that this work be performed concurrently with the preparation of a final feasibility study.

Current and Planned Work

Several previously drilled and undrilled areas within the Grassy Mountain claim block have potential for additional mineralization. Most of the exploration targets are hosted in the Grassy Mountain Formation and are similar to the main Grassy deposit. However, due to the Company’s current focus on the Courageous Lake Project, there is no large-scale exploration planned at Grassy Mountain for the current year.  The Company intends to retain the Grassy Mountain property within its portfolio of advanced stage gold resource properties. Holding costs of the property are approximately US$90,000 annually broken down as follows:

a)

US$20,000 paid to the United States Bureau of Land Management and Malheur County, Oregon;

b)

US$20,000 paid to Sherry & Yates, a Montana Corporation, as an annual advance royalty;

c)

US$22,000 paid to the Bishop family of Vale, Oregon. This fee will increase to $33,000 per year beginning in 2004;

d)

Approximately US$6,000 in storage and warehouse fees.

Kerr-Sulphurets Project

The Kerr-Sulphurets Project consists of two separate gold properties, Kerr and Sulphurets, located in the Iskut-Stikine River region of British Columbia. Seabridge currently has a 100% interest in the project but is subject to an agreement with Noranda Inc. whereupon Noranda may earn an interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Kerr-Sulphurets property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia. Access to the property is by helicopter from Stewart. Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, Bronson Strip or from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

YUKON TERRITORY
NORTHWEST TERRITORIES
GREENS CREEK
RED CHRIS
ALASKA
GALORE CREEK
KEMESS
ESKAY CREEK
KERR-SULPHURETS PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area Shown
CANADA
USA

OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets Property
British Columbia, Canada

How Acquired

Seabridge entered into a Letter of Intent with Placer Dome in June 2000 to acquire a 100% interest in Kerr-Sulphurets. On March 27, 2001, the Issuer and Placer Dome executed a definitive acquisition agreement and the acquisition closed in June, 2001. At closing, the Company issued Placer Dome (i) 500,000 common shares of Seabridge; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% net smelter royalty interest on the Project, capped at C$4.5 million. Seabridge will be obligated to purchase the 1% net smelter royalty from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

The Kerr-Sulphurets project consists of two contiguous claim blocks known as the Kerr Property and the Sulphurets Property. Total minimum annual holding costs associated with the project are approximately $86,000.

Property Description

The Kerr Property consists of 18 mineral claims (190 units) and 10 placer claims along Sulphurets Creek. Annual assessment requirements or cash-in-lieu payments for the 190 Kerr units is approximately $40,000. The associated placer claims require annual rental payments totaling C$6,000.

The Sulphurets property consists of 40 mineral claims totaling 158 units. Annual assessment requirements for the 158 Sulphurets units are approximately $33,000. Three of the claims are subject to a contractual royalty obligation in accordance with terms in the underlying Dawson Agreement. The three claims were purchased from Mrs. Dawson in 1990, for a sum of US$25,000, subject to a net smelter return royalty of 2% of one-half of net smelter returns (effectively 1% NSR) on ore production. The Dawson Royalty is capped at US$650,000 less the property purchase amount. Advance annual royalties of US$5,000 per year commenced on December 15, 1991, and may be bought out for US$450,000. To date, US$45,000 in advance royalties have been paid to Dawson.

There is a further underlying agreement between Placer Dome Inc. and Newhawk Gold Mines Ltd. dated February 4, 1992, whereby the advance annual royalties payable to Dawson are being paid two-thirds Placer Dome and one third by Newhawk. This split is based on the fact that two of three claims, namely the XRAY 2 and 6, are now part of Placer Dome’s Sulphurets Property and the XRAY 8 is on Newhawk’s property.

Regional and Property Geology

The Kerr-Sulphurets property lies within the Stikine Terrane and is underlain largely volcanic, volcaniclastic and sedimentary rocks at the western edge of the Bowser Basin. Within this geologic framework, copper, gold and molybdenum mineralization and associated alteration are focused in a local core where intense folding, faulting, thrust faulting and intrusions are prevalent. A number of deformed porphyry and vein type deposits occur in the Mitchell-Sulphurets area. These deposits are characterized by a strong copper-gold and minor molybdenum association, and spatially occur along the flanks of a horseshoe-shaped trend.

The project consists of two separate gold zones, Kerr and Sulphurets. Each consists of separate and unique geologies and are discussed separately below:

Kerr Zone

The Kerr deposit extends approximately 3,000 m in a northerly trend from the crest of a ridge above the southwestern branch of the Sulphurets Glacier down to the lower slopes of a cirque-like basin just above Sulphurets Lake. The deposit is a pyrite-rich copper-gold system that occurs in strongly altered and deformed monzonitic intrusions in sedimentary and volcaniclastic rocks. The most important mineralization type is quartz stockwork. The strongest copper-gold mineralization is associated with a core of chlorite-bearing alteration and quartz stockwork.

Sulphurets Zone

Disseminated copper-gold mineralization in the Sulphurets Gold Zone is centered about a hydrothermal breccia (Breccia Gold Zone) and dyke complex (Raewyn Copper-Gold Zone) representing the higher levels of a copper-gold porphyry system. The combined gold and copper lithogeochemical anomaly associated with the Sulphurets Gold Zone Target has a strike length of 2.5 kilometers by up to one kilometer in width.

Exploration History

Placer gold was discovered in Sulphurets Creek in the 1880s. In 1935, copper mineralization was discovered on Mitchell-Sulphurets Ridge in a location now known as the Main Copper Zone. In 1959, gold-silver mineralization was discovered in the Brucejack Lake area. These showings were subsequently explored with surface and underground exploration in the 1980s and 1990s as three comparatively small high-grade gold-silver zones by Newhawk Gold Mines Ltd. and Lacana Mining Corp.

In 1960, claims on the Sulphurets property were staked by Granduc Mines Ltd. and some independent prospectors. Exploration including diamond drilling was completed over an eight year period on Sulphurets Gold, Main Copper and Quartz Stockwork Zones by Granduc and the Newmont Mines Joint Venture. From 1971 to 1975 Granduc continued exploration on the Sulphurets Property. From 1980 to 1985, Esso Minerals optioned the Sulphurets Property from Granduc with in order to explore for porphyry molybdenum, bulk mineable copper-molybdenum-gold and gold-bearing vein type deposits. In 1985, Esso surrendered its interest in the Sulphurets Property to Granduc.

The Alpha Joint Venture (“Alpha”) staked the Kerr Property in 1982 Anomalous gold values in soils were identified in 1983 by Alpha and based on these results Brinco Limited optioned the Kerr Property in 1984 and funded the next phase of geological mapping, prospecting and geochemical sampling. This work outlined a gold anomaly over one kilometer long. In 1985, Newhawk Gold Mines Ltd. and Lacana Mining Corp. formed a joint venture, and optioned the adjoining Sulphurets Property from Granduc and explored several zones, including conducting diamond drilling.

In 1989, field work completed by Placer Dome included additional diamond drilling to extend the Kerr deposit to a strike length of more than 1,600 meters. In 1990, Placer Dome completed a major diamond drill program on the Kerr Property to further define the deposit. Placer further completed a major diamond drill program on the Sulphurets Gold Zones and adjoining Kerr deposit during the summer of 1992, with the total exploration expenditures incurred by Placer on the Kerr-Sulphurets property through to year-end 1992 was C$6.6 million.

Environmental/Regulatory Information

The Kerr-Sulphurets Property falls within the Cassiar-Iskut-Stikine Land and Resource Management Plans (LRMP). At this stage, there are no direct Protected or Special Management Areas overlapping the Kerr-Sulphurets Property. However, as negotiations on recommendations proceed, there may be potential Land Use conflicts arising from future allocations by the Regional Protected Areas Team in the vicinity of the Kerr-Sulphurets project. In particular, a Conservation-oriented Protection Area and large River Corridor Special Management Area are currently being recommended along the lower two-thirds of the Unuk River. The establishment of this type of Protected Area, although it does not overlap the Kerr-Sulphurets Property, could impact the approval process of potential development plans and valley access to the project.

Reclamation and decommissioning activities associated with previous exploration activities have been initiated and almost completed on the Kerr-Sulphurets Property. The main activities include response to periodic inspections by the British Columbia Ministry of Energy and Mines. There are a number of outstanding activities that are still required to be administered in accordance with recommendations from the Ministry including additional reclamation on drill access roads and equipment and material clean-up. The British Columbia Ministry of Energy and Mines estimates $225,000 of additional reclamation work may be required and the Company has deposited this amount under a safekeeping agreement with the Ministry for these obligations.

Current and Planned Work

On September 17, 2002, the Company entered into an agreement with Noranda Inc. whereupon Noranda may earn an interest in the project. The agreement allows Noranda to earn a 50% interest in the project by spending $6,000,000 on exploration within 6 years. Noranda may earn a further 15% by funding all costs to complete a feasibility study on the project. If, after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda’s interest for $3,000,000. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to three years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three year period.

Red Mountain Project

The Red Mountain Project is a 19,030 hectares gold project located in northern British Columbia, Canada. Seabridge currently has a 100% interest in the project, subject to net smelter royalty obligations ranging from 2 to 6.5% on various segments of the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Red Mountain project is situated in northwestern British Columbia near the town of Stewart, 880 km northwest of Vancouver and 180 km north of Prince Rupert. The property lies in the Skeena Mining Division, approximately 18 km east-northeast of the town of Stewart, at 55° 57’N latitude and 129° 42’ W longitude, between the Cambria Ice Field and the Bromley Glacier at elevations ranging between 1,500 and 2000 meters.

Access to the property is currently by helicopter from Stewart with a flight time of 10 to15 minutes. Road access along the Bitter Creek valley from Highway 37A was partially completed for 13 km by Lac Minerals in 1994 to the Hartley Gulch-Otter Creek area. Currently this road is passable for only a few kilometers from the highway. The remainder is not passable, as sections have been subjected to washout or landslide activity.

YUKON TERRITORY
NORTHWEST TERRITORIES
ALASKA
BRITISH COLUMBIA
ALBERTA
UNITED STATES
GREENS CREEK
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
RED MOUNTAIN PROPERTY
Stewart
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
Area Shown
CANADA
U S A

OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Red Mountain Property
British Columbia, Canada

How Acquired

Effective December 31, 2001, the Issuer agreed to acquire a 100% interest in the Red Mountain project from North American Metals Corp. (“NAMC”), a subsidiary of Wheaton River Minerals Ltd. (“WRM”). Closing of the acquisition was completed in April, 2002. At closing, the Issuer issued NAMC 800,000 common shares of the Company in exchange for a 100% interest in the Red Mountain project which includes 106 mineral claims comprising 19,030 hectares; all project data including an extensive, high-quality data base and drill core repository;  an office/warehouse building in Stewart; a large complement of mining equipment at the Red Mountain site which has been independently valued at approximately $0.5 million; mineral exploration permit MX-1-422 and a related $1.5 million cash reclamation deposit lodged with the B.C. Mines Ministry. In January 2002, WRM filed a revised reclamation plan with the B.C. Mines Ministry which has reduced the $1.5 million cash reclamation deposit to $1.0 million. Of the $500,000 that was released by the Ministry, $350,000 was retained by Seabridge and $150,000 was paid to WRM.

At closing Seabridge also assumed obligations of various underlying property agreements which include net smelter royalty obligations ranging from 2 to 6.5%, as well as an annual minimum royalty payment of $50,000 on the Wotan Resources Corp. (“Wotan”) claim group. Production from the Wotan claims, which contain the Red Mountain gold deposit, is subject to two separate royalties aggregating 3.5% of net smelter returns (“NSR”), comprising a 1.0% NSR payable to Barrick and a 2.5% NSR payable to Wotan.

The Company also paid a finder’s fee of 40,000 common shares of Seabridge in regards to the acquisition of the property.

Regional and Property Geology

Red Mountain is located near the western margin of the Stikine terrain in the Intermontane Belt. Structurally, Red Mountain lies along the western edge of a complex, northwest-southeast trending, doubly-plunging structural culmination, which was formed during the Cretaceous. Structural deformation at the property scale is consistent with the observations at the regional and tectonic scales.

Previous Exploration History

Prospecting and small-scale mining took place near Red Mountain, in the Bitter Creek Valley, as early as 1900 and persisted intermittently through the first half of the 20th century. At that time much of Red Mountain was covered with snow or glacial ice. Since that time the glaciers have retreated significantly, exposing large portions of the summit and surrounding bedrock.

Porphyry molybdenum and copper occurrences in the immediate Red Mountain area were explored in the 1960s and 1970s. In 1965, molybdenum and native gold occurrences were discovered at McAdam Point, on the south side of Red Mountain. Additional small molybdenum showings were subsequently located and explored in the central cirque of Red Mountain. Gold exploration at Red Mountain then ceased as it was generally regarded as a setting favorable for porphyry style molybdenum mineralization.

Evaluation of the Red Mountain area for gold potential recommenced in 1987. The Wotan claims were staked in 1988 by local prospectors and optioned to Bond Gold in 1989. In that year, gold mineralization that was the surface expression of the Marc zone was discovered and a drill program was initiated. From 1989 to 1991 Bond carried out exploration programs including 17,638 meters of diamond drilling, surface mapping and sampling and airborne EM and magnetic surveys. Lac Minerals acquired Bond in early 1991. Surface drilling on the Marc, AV, JW, AV Tails and 141 zones continued in 1991, 1992, 1993 and 1994, totaling 48,000 meters. Underground exploration of the Marc zone, including a total of 38,600 meters of diamond drilling, was conducted in 1993 and 1994 via the use of a 1,000-metre production-sized decline.

In September 1994, Barrick acquired Lac and the Red Mountain project assets were transferred to Barrick. Barrick sold the project to Royal Oak in August 1995. Royal Oak extended the underground workings, undertook a drill program seeking extensions to the known deposits, and worked on plans for the possible development of the project. In 1996, lacking funds for exploration, Royal Oak virtually ceased all activity at Red Mountain. By early 1999 Royal Oak was in serious financial difficulty and an Interim Receiver was appointed to dispose of Royal Oak’s assets, including Red Mountain.

NAMC’s purchase of the Red Mountain project was completed on February 10, 2000. During 2000, NAMC completed a comprehensive review of the Red Mountain geological and environmental data. NAMC also carried out geological work including the re-logging of a substantial quantity of drill core in order to produce an improved resource estimation model. An access road route was designed from the end of the existing road to the site. During 2001 new management at WRM elected to dispose of certain assets, including Red Mountain. Effective December 31, 2001, Seabridge agreed to acquire the Red Mountain project.

In total, 466 surface and underground diamond drill holes totaling 134,807.24 meters have tested a variety of targets on the Red Mountain property. Four hundred and six holes, totaling 105,129.20 meters, were drilled by Bond and Lac between 1989 and 1994. The remaining 60 holes, totaling 29,678.04 meters, were drilled by Royal Oak in 1996. No drilling was conducted by NAMC. The majority of drilling has tested the Marc, AV, JW and AV-JW Tails mineralized zones. A total of 368 drill holes from the Bond and Lac programs, including 207 surface drill holes and 161 underground drill holes, have tested this area. In addition, 2,000 meters of underground workings have been excavated, including a 1,000-meter production-sized decline.

Mineral Resources

Red Mountain is a structurally-controlled gold deposit. In May 2001, WRM completed a comprehensive review and validation of the project’s geological and environmental data. This review included re-logging all drill core and the construction of a new kriged resource block model. Prior to the closing of the acquisition of the property, Seabridge commissioned D.L. Craig, Professional Geologist, to perform an independent technical review of the new resource model.

The new mineral resource estimate for Red Mountain incorporates data from 206 drill holes that were relogged in 2000 by NAMC. Gemcom software was used to create geological and mineralization outlines in plan and section for a 3D block model. Gold and silver grades were interpolated using ordinary kriging with anisotropic search ellipses designed to fit the geology.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

In January 2003, the Company engaged SRK Consulting to complete an engineering study of the Red Mountain project.  In their study, which was completed in August 2003, SRK determined that a 6.0 gram per tonne cut-off grade was appropriate for determining gold resources which may be available for economic extraction.

Red Mountain Measured and Indicated Resources at 6.0-gram-per-tonne cutoff:

Measured		Indicated
Tonnes (000s)	Grade (g/t)	Tonnes (000s)	Grade (g/t)

866	9.39	193	8.43

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Red Mountain Inferred Resource at 6.0 gram-per-tonne cutoff:

Inferred
Tonnes (000s)	Grade (g/t)

158	8.62

None of the resource can be classified as a Mineral Reserve. Additional exploration work will be required in order to upgrade the resources into reserve categories, and a full feasibility study will be required in order to determine if any of the mineral resource are economic and can be profitably mined.

Environmental/Regulatory Information

The Red Mountain project is covered by the British Columbia Ministry of Energy and Mines, Mineral Exploration Permit MX-1-422. This permit was first issued on June 24, 1993 and was most recently transferred to the Company in April 2002.

Exploration work to date includes surface geological examinations, surface diamond drilling, and creation of underground workings. Underground workings totaled 1000 meters of declines and 1000 meters of crosscuts and drifts. There are 90,000 tonnes of waste from exploration work stored in two locations on surface. Of this material, 5,000 tonnes is situated adjacent to the portal and 85,000 tonnes is stored 250 meters south of the portal. The underground workings remain intact to the water level at the first main crosscut and the portal is sealed with a wooden door to prevent access. The piles were started in 1993 and the last waste rock was added in the summer of 1996. There is a small fleet of mobile equipment at the site, mostly parked on top of the waste dump. There are also several sea containers near the portal, a wooden exploration camp in the bowl below the portal and a steel Quonset hut hanger near the camp. The equipment on site is considered adequate to carry out the proposed reclamation plan.

A reclamation plan was filed in June 1996 by Royal Oak Mines along with $1.5 million in cash reclamation security held by the Province of BC under a safe keeping agreement. Based on subsequent monitoring and site work performed by NAMC, with technical assistance provided by SRK Consulting of Vancouver B.C., in January 2002, NAMC submitted a revised reclamation plan to the B.C. Ministry of Energy and Mines. The major difference between the original Royal Oak plan and the revised NAMC plan is the proposed treatment of the 90,000 tonnes of waste material. The revised plan, endorsed by SRK, involves in-place recountouring of the waste material rather than placing the material underground. In April 2002, the B.C. Ministry of Energy and Mines reduced the cash reclamation bond to $1.0 million.

Current and Planned Work

Currently, the property consists of 19,279.9 hectares of contiguous mineral claims. 97 mineral claims consist of 773 units of modified grid and 2 post claims, all of which are in good standing. At present, over two-thirds of the claims are not due to expire until 2005. In addition, five claims totaling 86 units, which cover the known gold resources as well as the ground favorable for surface infrastructure, have been legally surveyed and are ready to be taken to lease.

In August 2003, SRK Consulting completed an engineering study of the Red Mountain project.  SRK reviewed previous reviewed previous work performed on the project and evaluated the development alternatives relating to various aspects of the project.  In their study, SRK determined that the best development alternatives for Red Mountain are:

•

Road access to the site.  A road was designed by NAMC in 2001 to access the project site.

•

A seasonal operation from May to October was selected in favor of year-round operations on the basis of safety and reliability.

•

An on-site mill using a grinding and cyanidation leaching (CIP) circuit was selected.  The alternative of using flotation to produce a sulphide concentrate for offshore marketing was discarded on the basis of poor economics caused by lower overall gold recovery and smelting costs.

•

A conventional type of mill was selected instead of a portable type due to the tonnage required (1000tpd) and the very fine grind needed.

•

The full use of backfill was selected to optimize the mining recovery of the resources.  Minimizing backfill was considered to reduce costs, but the possible savings are not enough to justify the lower mining recovery that results.

SRK identified that the main risks associated with the project are related to:

•

The construction and operation of the mine access road, which must traverse rugged mountainous terrain.

•

A lack of continuity in the workforce due to the seasonal operation.

•

Project economics requiring a higher gold price than currently exists.

•

The tailings facility, which must retain a water cover on the tailings in perpetuity.

SRK recommends that the following follow up work could prove beneficial to the project:

•

Exploration to increase the potentially economic mineralization.

•

A revised design for the cirque tailings facility to reduce its capital cost and its long-term costs after closure.

In October 2003, Seabridge commissioned SRK to undertake a study to assess alternate designs and sites for the tailings facility.  This study is expected to be completed in early 2004 at a cost of approximately $20,000.

None of the resource at Red Mountain can be classified as a Mineral Reserve. Additional exploration work will be required in order to upgrade the resources into reserve categories, and a full feasibility study will be required in order to determine if any of the mineral resource are economic and can be profitably mined.

The Company estimates annual holding costs of the property to be approximately $107,000 per year broken down as follows:

a)

$17,000 to the British Columbia Ministry of Energy and Mines

b)

$50,000 to Wotan Resources Corporation as an annual advance royalty

c)

Approximately $15,000 in property taxes, utilities and rentals on warehouse space paid to the District of Stewart, British Columbia

d)

Approximately $25,000 for ongoing environmental monitoring at the project site.

Quartz Mountain Project

The Quartz Mountain Project is a 542 hectare (1,340 acres) gold project located in southern Oregon. Seabridge currently has a 100% interest in the project, subject to NSR’s totaling 1.5%, and an option agreement with Quincy Resources, who can earn an initial 50% interest in the property by expending $1,500,000 on exploration by October 15, 2008 and issuing 250,000 common shares of Quincy to Seabridge. The agreement with Quincy excludes the mineral resource already outlined on the property as discussed below.  The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

WASHINGTON
OREGON
IDAHO
CALIFORNIA
NEVADA
Astoria
Seaside
Tillamook
Portland
Gresham
Hood River
The Dalles
Pendleton
Elgin
Wallowa
Enterprise
Lincoln City
Salem
Maupin
Heppner
La Grande
Ukiah
Fossil
Newport
Albany
Corvallis
Waldport
Madras
Baker City
Sweet Home
Sisters
Prineville
John Day
Florence
Eugene
Springfield
Bend
Redmond
Oakridge
Vale
Ontario
Nyssa
Coos Bay
Lapine
Roseburg
Burns
Harney Lake
Lake Owyhee
Silver Lake
Port Orford
Canyonville
Crater Lake
Summer Lake
Quartz Mountain Property
Prospect
Malheur Lake
Gold Beach
Grants Pass
Upper Klamath Lake
Chiloquin
Paisley
Lake Abert
Medford
Bly
Valley Falls
Ashland
Brookings
Klamath Falls
Goose Lake
Lakeview
0 20 40 60 80 100
miles
Oregon
United States

Seabridge Gold Inc.

Quartz Mountain Property
Oregon, USA

The Quartz Mountain property is located in the Fremont National Forest, Bly Ranger District, of South-central Oregon about 30 miles west-northwest of the town of Lakeview along Oregon State Highway 140. Two claim groups make up the property holdings and consist of 67 mining claims that total 542 ha (1,340 acres).

Access to the property from Oregon State Highway 140 is via several paved and gravel covered forest access roads. These forest service access roads are used on a seasonal basis by local logging companies that operate in the area. Connected to the network of forest service roads are a variety of trails that were constructed to facilitate logging and previous mineral exploration. Access to the resource areas can be gained on existing secondary trails or by rehabilitating old trails.

How Acquired

In December 2001, the Company entered into an Asset Purchase & Sale and Royalty Agreement with Quartz Mountain Gold Corp. whereby Seabridge agreed to acquire 100% of the Quartz Mountain Gold Project in consideration of the following payments to Quartz Mountain Gold Corp. US$100,000 in cash; 300,000 common shares of Seabridge; 200,000 common share purchase warrants, exercisable for two years at a price of $0.90 per share; and a 1% NSR in the project. Closing of the acquisition was completed in January 2002. Additionally, a 0.50% NSR will be payable to an unrelated third-party as a finder’s fee.

On October 15, 2003, the Company signed an option agreement with Quincy Resources where Quincy can earn an initial 50% interest in the project (not including the “Excluded Ounces” as defined below”) by spending $1,500,000 on exploration at the project on or before October 15, 2008 under the following schedule.

Date	Required Expenditure Amount

By October 15, 2004	$100,000
By October 15, 2005	$250,000
By October 15, 2006	$500,000
By October 15, 2008	$1,500,000

Quincy must also issue 250,000 of its common shares to Seabridge under the following schedule:

Date	Required Share Issuance

Upon Execution of the Agreement	50,000 shares (issued)
Within 30 days satisfying the expenditure obligations above	200,000 shares

Once the expenditure amounts and the share issuances have been satisfied, Quincy will be deemed to have earned a 50% interest in the property and will form a Joint-Venture with Seabridge. Quincy can earn an additional 12.5% interest (for 62.5% total) in the project by funding 100% of a feasibility study on the project within 3 years and issuing an additional 250,000 common shares to Seabridge upon completion of the study.  If Quincy decides against preparing a feasibility study, or fails to deliver a study within 3 years, Seabridge has a one-time option to purchase Quincy’s interest in the project for US$750,000. Quincy will be responsible for all land holding fees and costs associated with the property as long as the option remains in effect.

The option agreement with Quincy excludes the potential mineral resource already outlined on the property under a Winters, Dorsey & Company LLC study. That area of the property, known as the “Excluded Ounces”, remains 100% held by Seabridge, subject to the NSR. If Quincy delivers to Seabridge a Feasibility Study that incorporates within the mine plan the Excluded Ounces, those ounces shall be transferred to the Joint Venture at a price to be paid by Quincy to Seabridge equal to Quincy’s working interest times the estimated gross operating margin of those ounces, less a 25% discount. Payment for the Excluded Ounces will be due on a quarterly basis as they are produced.

Under the option agreement, the company’s also agree that should either party acquire and/or stake claims, exploration permits, mining leases or any other form of mineral right or interest within an area of interest within 2 miles of the outer boundaries of the property, that additional property will automatically become part of the property subject to the agreement.

Regional and Property Geology

The Quartz Mountain gold and mercury district is located in a Mid-Tertiary volcanic highland within the northern transitional zone of the Great Basin. One of the primary structural features of the district is a wide (3 miles) northwest trending structural zone that interrupts the thick sequence of basalt flows. Hydrothermal alteration in the district is characterized by acid leaching of the host rocks and subsequent precipitation of quartz in the gold zones. Ryholitic domes make up the central feature of the volcanic stratigraphy of the area and are characterized by glassy tops.

The Quartz Mountain project is a volcanic-hosted, hot-spring gold deposit. Disseminated, micron-size, native gold mineralization at Quartz Mountain accompanies pervasive silica flooding and quartz veining. Mineralized zones measure up to 300 feet in thickness and 3000 feet in diameter on Crone Hill and up to 100 feet in thickness and 1000 feet in diameter on Quartz Butte. There are two distinct areas of gold mineralization present at Quartz Mountain, Crone Hill and Quartz Butte.

Previous Exploration

Quartz Mountain was believed to have been initially prospected for gold by migrant Chinese in the 1890s. Rare prospect pits that contain ponderosa pine trees over four feet in diameter are indirect evidence of this initial early stage of exploration activity.

The earliest recorded work was performed by the Sun Oil Company, between 1936 and 1940. Sun Oil was prospecting for mercury with shallow pits and trenches. In 1949, small amounts of gold were reportedly recovered from two shafts on Crone Hill and Quartz Butte. The shafts were sunk by employees of the Ewauna Camp Lumber Company and have since caved in. The property saw renewed interest in the late 1950’s due to a nation-wide mercury "boom". Local prospectors staked dozens of claims in what became the 60-square mile Quartz Mountain mercury district. Most of the cinnabar claims were allowed to become delinquent during the 1960s in a general collapse of the mercury mining industry.

In 1980, the claims were staked by a prospector and acquired by Exploration Ventures Company (“EXVENCO”) of Spokane, Washington in 1982. The Anaconda Company entered a joint venture partnership with EXVENCO in December 1982, and subsequently enlarged the claim block to include the entire Quartz Mountain district. Anaconda was the operating partner and initiated the first systematic exploration program for gold in the district. In the spring of 1985, Anaconda was disbanded by its parent company, Atlantic Richfield Corporation, and Quartz Mountain, along with all of their other mineral properties, was placed up for sale.

Wavecrest Resources Ltd secured Anaconda's interest in the property through a purchase agreement in the autumn of 1985. Wavecrest quickly consolidated their holdings on the entire claim block by purchasing EXVENCO's interest. The remaining small, inlaying claim blocks dating from the late 1950’s were systematically acquired and for the first time in its history, the Quartz Mountain district was consolidated under a single owner in June of 1986. Wavecrest Resources Ltd. and Galactic Resources Ltd. created Quartz Mountain Gold Corporation in June of 1987 to jointly advance the project. In 1987, 460 drill holes were completed on Crone Hill, Quartz Butte and Angel’s Camp totaling 52,284 meters (171,537 feet) of drilling. In 1988, 100 drill holes (including 47 large diameter metallurgical drill core holes) were completed on Crone Hill, Quartz Butte, Angel East and Drews Dome for a total of 10,600 meters (34,778 feet). The Crone Hill and Quartz Butte deposits were drilled off on at least 30.5 meters (100-foot) centers during these programs. Between mid-September and late November 1988, 19 deep drill holes totaling 4,473 meters (14,675 feet) were completed on Quartz Butte to explore for high-grade feeder veins within the throat of the Quartz Butte dome. A total of 34 deep drill holes now define this feeder zone system.

In July 1989, Pegasus Gold became operator of the Quartz Mountain Gold Project. In December 1994, Pegasus terminated the joint venture agreement with Quartz Mountain. Some of the key terms of this termination agreement required Pegasus to return its interest in the property, forgive outstanding loans to Quartz Mountain and performed all required reclamation work. Pegasus completed these obligations and Quartz Mountain Gold assumed undivided ownership of the property without debt or reclamation obligations. In August 1995, Quartz Mountain Gold Corporation concluded a letter agreement with Newmont Exploration Ltd. on the Quartz Mountain property. This agreement allowed Newmont to earn an 80% operating interest in the property for certain cash payments and work commitments. Newmont drilled 10 holes on the project, which were focused on expanding the near-surface, low-grade gold resources that had been previously identified. The project did not satisfy Newmont’s investment criteria and was returned to Quartz Mountain Gold in 1996. Since 1996, little exploration work has been performed on the project.

Environmental/Regulatory Information

The United States Forest Service (USFS) would be the lead regulatory agency on the federal level that is responsible for review and approval of mining activities at Quartz Mountain. The Quartz Mountain Project is characterized as an exploration stage project that has undergone considerable exploration and a Feasibility Study level evaluation of an open pit(s) mine with heap leach processing in the mid-to-late 1980's. . Environmental baselines and monitoring at Quartz Mountain were initiated by previous owners in the late 1980's. These activities were directed by SRK Consulting’s Reno Office. These reports are valuable in assessing impacts and making recommendations for future work. The reports also provide valuable information that may be used by Seabridge in limiting liability as well as supporting future efforts should Seabridge decide to proceed with preparation of a particular plan at the Quartz Mountain Project.

To further study the permitting issues at Quartz Mountain, Seabridge retained Gochnour & Associates of Parker, Colorodo (“Gochnour”) to undertake an environmental review and regulatory permitting due diligence on Quartz Mountain. The report of Gochnour is entitled “Quartz Mountain Project; Permitting/Environmental Report” (the “QMP P/E Report”) and dated November 28, 2001.

The Gochnour study examined various potential development scenarios including an open pit and/or underground mining operations. Processing Alternatives include on-site milling and/or heap leach technology utilizing cyanide, and off-site processing (toll milling). Waste disposal alternatives include overburden stockpiles adjacent to the orebody (under an open pit scenario). With an underground or combination open-pit/underground mining scenario, waste could be used as backfill and/or stockpiled on the surface, adjacent to mining operations. Each Alternative would require the preparation of a different reclamation strategy. Gochnour concluded that each of the scenarios are permittable under current federal and state law. To complete the permitting process, Gochnour estimates that the open-pit scenario would take 3-5 years to permit once a Plan of Operations (“POO”) had been submitted. Gochnour estimated the permitting time frame for the underground scenarios at 2-3 years after the POO was submitted.

Exploration Potential

The Quartz Mountain mineral system can be classified as a low-sulfidation epithermal deposit based on the characteristic mineralogical suite of adularia, cinnabar and stibnite. The characteristic geometry and bonanza vein occurrences associated with low-sulfidation systems have not been recognized at Quartz Mountain because resource delineation has been focused on the shallow parts of the system that favor the bulk-mineable or disseminated gold concentrations. The low-sulfidation epithermal model seems to best explain the distribution of gold, characteristic boiling textures in the veins and mineralogy at Quartz Mountain. This model implies that there is a potential for discovering high-grade bonanza veins that provided fluid pathways for the large volumes of gold-bearing fluids that created the system.

Current and Planned Work

Under the option agreement with Quincy Resources, Quincy is required to spend $100,000 on exploration on the property before October 15, 2004. Quincy is expected to begin exploring for higher grade feeder zones on the property during 2004.

Hog Ranch Project

The Hog Ranch Project is a gold project of approximately 5,000 acres located in northern Nevada. Seabridge currently has a 100% interest in the project, subject to a 3% to 5% NSR which varies depending upon the commodity price of gold. In August 2003, the Company granted Romarco Minerals an option to earn an initial 60% interest in the property. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Hog Ranch project is located in northern Washoe County, Nevada, approximately 230 kilometers north of Reno. Access to the property is 2 miles off of Nevada state highway 477, midway between Gerlach, Nevada and Susanville, California.

How Acquired

In November 2000, the Company acquired a 100% leasehold interest in the Hog Ranch gold project in northern Nevada. Under the agreement with Platoro West Inc., Seabridge paid Platoro US$75,000 cash and issued 500,000 common shares. Seabridge will issue Platoro a further 500,000 common shares upon the earlier of:

a)

confirmation by an independent third party of a measured and indicated gold reserve of more than 1.0 million ounces, or

b)

completion of a positive bankable feasibility study which demonstrates a mine capable of producing at least 100,000 ounces of gold per annum, or

c)

the sale or transfer of at least 50% of the project to a non-affiliated third party.

Commencing on the 4th anniversary of the agreement, Platoro will receive an annual advance royalty payment of US$10,000, escalating by US$2,500 per annum to a maximum of US$20,000 per annum. Additionally, Seabridge is required to maintain the property claim block in good standing at an estimated annual cost of US$35,000. Should production commence at Hog Ranch, Platoro West will be paid a sliding-scale net smelter royalty ranging from 3% when gold is less than $300 per ounce, to 5% when gold is greater than $500 per ounce.  In addition, Platoro will be paid a royalty of 3.5% on gross proceeds from any other metals produced.  Seabridge retains the right to buy back 40% of the royalty at any time for US$2 million.

In August 2003, the Company granted Romarco Minerals an option to earn an initial 60% interest in the property by spending US$2.5 million on exploration and issuing to Seabridge 1.5 million Romarco common shares by December 31, 2007. After Romarco has completed its 60% earn-in, it has a one-time option to increase its interest to 65% by agreeing to finance and complete a feasibility study on the project within three years. At the completion of the earn-in, a joint venture will be formed with Romarco as the operator. All project holding costs during the option earn-in period are the responsibility of Romarco and those payments will be credited to the exploration spending requirement.

Regional and Property Geology

Hog Ranch is situated on the southeast edge of the Cottonwood Creek volcanic center (“CVCC”), which is located at the southern end of the Northwest Nevada volcanic field. The CVCC is thought to be a failed or downsag caldera with no recognized large volume ash flow eruption or catastrophic caldera collapse event. Hog Ranch is an epithermal low-sulfidation gold deposit hosted by rhyolite volcanic and volcanoclastic rocks. Ore zones exploited by Ferret and Western Mining were principally disseminated occurrences hosted by poorly welded tuff and lacustine rocks. Veins are better developed in the component densely welded tuff. Volcanic centers and the historical open pits are aligned in a northeast trend coincident with the Black Rock Structural Boundary. The identified high-grade vein system is contained in the northwest trending faults.

Previous Exploration

Gold was first discovered at Hog Ranch in 1980 by Noranda Exploration, Inc. Noranda geologists were led to the area by an airborne radiometric survey of northwestern Nevada during a 1979 uranium reconnaissance program. No significant uranium occurrences were found but anomalous gold concentrations were discovered in the Bell Springs area. By 1981, Noranda had extended their claim holdings across the northern part of the Hog Ranch area and had drilled out a small gold resource at Bell Springs. Ferret Exploration Company, Inc. assumed operation of the Hog Ranch project in 1982 and proceeded to discover and drill out gold resources in the northern part of the Hog Ranch area and at Bell Springs.

Exploration activities by various owners through 1986 focused exclusively on open-pit deposits amenable to heap leach processing. In 1986 Western Goldfields commenced mining activities at Hog Ranch. In 1988 Western Mining Corporation purchased Hog Ranch and continued mining until 1993. The mine has been shut down since 1993 and final reclamation activities by Western Mining have been largely completed.

Exploration activities by previous owners at Hog Ranch focused exclusively on open pit resources amenable to heap leach processing. At least 2,640 holes were drilled at Hog Ranch, of which only 247 were drilled as angle holes and only 65 were drilled to a depth greater than 200 meters. A high percentage of these deeper inclined holes were in exploration areas away from the productive deposits. The vast majority of the drilling was vertical holes focused on the delineation of disseminated low-grade open-pit reserves. The Company believes that the unrealized opportunity at Hog Ranch rests with high-grade gold mineralization associated with the high-angle, structurally-controlled feeder zones.

In early 2001, Seabridge initiated an eight-hole diamond drill program to test for the potential of a high-grade underground gold deposit similar to the nearby Midas and Sleeper mines. The program successfully confirmed all the necessary conditions for such a deposit. High-grade gold intercepts from two different structures intersected in the drilling may represent the discovery of the upper levels of such a deposit. Results from this drilling program yielded assay results of up to 19.9 grams of gold per tonne within a fracture and vein zone. Observations of the core from the recent program have enabled Issuer geologists to reinterpret previous data and conclude that: (1) alteration has the scale (seven by eight kilometers) and intensity similar to other major deposits in northern Nevada; (2) the gold has been concentrated in specific, identifiable structures which have significant strike and down-dip potential; and (3) previous open pit mining was in the very top of the mineralized system, leaving the higher-grade potential intact and below the level of previous workings. A further program has been recommended to test for the higher grade ‘boiling’ zone which evidence suggests should be below the intercepts from the recent program.

Current and Planned Work

Under the option agreement with Romarco, Romarco must spend US$2.5 million on exploration and holding costs on the property by December 31, 2007 in order to earn an initial 60% interest. Holding costs at Hog Ranch are estimated to be US$27,000 per year in payments to the US Bureau of Land Management and Washoe County, Nevada. Beginning in 2004, advanced royalties are due to Platoro West Inc. of US$10,000 per year, increasing by US$2,500 per year to a maximum of US$20,000 per year. During the option earn-in period, all holding costs, including property payments, are the responsibility of Romarco and will be credited towards the option exploration spending requirement.

Castle/Black Rock Project

The Castle/Black Rock Project is a 2,500 acres gold project located in west-central Nevada. Seabridge currently has a 100% interest in the project, subject to a 3% to 5% NSR which varies depending upon the commodity price of gold. The Property is without known mineral reserves and is at the exploration stage; The Company’s current efforts are exploratory in nature.

Location and Access

The Castle/Black Rock project is located in Esmeralda County, Nevada, off the flank of the Monte Cristo Mountain Range in the southwest part of the Big Smokey Valley. The property consists of 131 contiguous unpatented mining claims located on public lands administered by the U.S. Bureau of Land Management. The project straddles U.S. highway 95/6, approximately 20 miles west of Tonopah, Nevada.

NEVADA
McDermitt
Owyhee
Mountain City
Jarbridge
Tuscarora
Montello
Golconda
Winnemucca
Battle Mountain
Wells
Elko
Gerlach
Imlay
Carlin
Lovelock
Currie
Reno
Sparks
Fernley
Virginia City
Fallon
Carson City
Austin
Eureka
McGill
Ruth
Ely
Minden
Yerington
Shurz
Hawthorn
Babbitt
Mina
Castle-Black Rock Property
Warm Springs
Tonopah
Goldfield
Pioche
Panaca
Caliente
Alam
Beatty
Mesquite
Moapa
Indian Springs
Overton
Las Vegas
Henderson
Boulder City
Nevada
United States
0 20 40 60 80 100
miles

Seabridge Gold Inc.

Castle-Black Rock Property
Nevada, USA

How Acquired

In October 2000, the Company acquired a 100% leasehold interest in the Castle/Black Rock gold from Platoro West Inc. The purchase agreement included the Company issuing 5,000 common shares to Platoro and for annual advance royalty payments of US$7,500 in the first year, US$8,500 in year 2, US$17,500 in year 3, and thereafter US$25,000 annually. Additionally, Seabridge is required to maintain the 2,500 acre claim block in good standing at an estimated annual cost of US$15,000. Should production commence at Castle/Black Rock, Platoro West will be paid a net smelter royalty ranging from 3% when gold is less than $320 per ounce, to 5% when gold is greater than $500 per ounce.  In addition, Platoro will be paid a royalty of 3.5% on gross proceeds from any other metals produced.  Seabridge retains the right to buy back half of the royalty at any time for US$1.8 million.

Regional and Property Geology

The property occurs within the Walker Lane gold belt. Quaternary gravel and alluvial fan deposits cover most of the Castle/Black Rock property. Hydrothermal alteration in the volcanic rock is focused on structures and zoned vertically and laterally. Vertical zonation of the alteration sequence has created an intense argillic cap above the gold bearing structures, from 3 to 30 meters thick.

The known gold mineralization on the property is concentrated in 3 zones; Castle, Black Rock and Berg-Boss. In each zone, gold is concentrated in structures hosted by sedimentary rocks, andesite and rhyolite. Gold is also distributed away from the structures in andesite and rhyolite.

Previous Exploration

Outcropping gold mineralization was discovered by a Tonopah prospector in the 1960s in the hills just northwest of Black Rock and Highway US 95/6. The mineralization was explored at that time by a 50 foot deep shaft (Boss Mine) and some dozer trenches plus 2 diamond and 8 rotary drill holes.

Houston Oil and Minerals Corporation (HOM) began systematic surface exploration of the outcropping mineralization and surrounding area in 1979 and outlined a small unclassified resource of about 200,000 tons at an average gold grade of 0.07 ounces per ton. Disappointed with the small size and their inability to get the ore to leach, HOM relinquished the property at the end of 1979. The property was then acquired in 1981 by Ebco Enterprises and optioned in that year by Falcon Exploration, who proceeded to delineate a larger reported ore zone at the Boss and elected to construct a small open-pit, heap leach mine. Homestake Mining Company optioned Falcon’s peripheral claims in 1987 and discovered gold mineralization south of Black Rock during their drill program. Homestake relinquished the property that same year.

Falcon poured their first bar of gold in January 1988 and began an exploration program on the peripheral claims in the spring of that year. Westley Explorations and Mintec Resources optioned the Boss claims from Falcon in August of 1988 and undertook a surface exploration and drilling program. The area northeast of Black Rock, now known as the Castle zone, was never drilled by Mintec. Mintec eventually relinquished their claims in the early 1990s, including the northeastern corner of the block, which covered the current Castle deposit.

Kennecott Exploration staked a large block of claims northeast of the Boss pit in 1992 as part of a large regional exploration program in the Walker Lane District. This original claim block did not include what eventually became the Castle discovery. Kennecott executed a surface exploration program with initial drilling in 1993. Kennecott eventually drilled a total of 65 Reverse Circulation (“RC”) holes totaling 26,435 feet, which delineated a broad mineralized zone 2400 feet wide and at least 4200 feet long. The last RC hole was drilled in August 1995. Within this broad zone, Kennecott identified at least one ore zone that was never systematically drilled out and other mineralized drill holes were left without follow-up.

In October 1996, Fischer-Watt Gold Company (FWG) purchased the Castle property, consisting of 20 “CP” claims, from Kennecott. They staked an additional 32 lode claims around the periphery of the Kennecott block. The surrounding ground to the west and south, including the Berg and Black Rock zones, was staked by Platoro Resources, LLC earlier in that same year. In January 1998, the property was optioned from FWG by Zephyr Resources. Subsequent to Zephyr Resources, Cordex Exploration Co (a 100% subsidiary of Rayrock Resources Inc.) leased the FWG properties and conducted additional exploration activities, including RC drilling. In 1999 Glamis Gold acquired Rayrock and the Castle/Black Rock project was dropped. Later in 1999, Platoro acquired the FWG ground, thereby consolidating the property positions under a single owner.

Current and Planned Work

Due to the Company’s current focus on the Courageous Lake Project, there is no large-scale exploration planned at Castle/Black Rock for the current year.  However, management intends to retain the project within its property portfolio. The Company estimates annual holding costs of the property to be a total of US$44,000, with US$25,000 paid to Platoro West as an annual advance royalty and US$19,000 paid to the US Bureau of Land Management and to Esmeralda County, Nevada.

Nevada Exploration Properties

In addition to the advanced-stage gold exploration properties discussed above, the Company has interests in several grass-roots exploration properties in Nevada. All of the Properties are without known mineral reserves and are at the exploration stage; The Company’s current efforts are exploratory in nature.

Kennedy North Project

Pursuant to an agreement dated August 15, 2000 and subsequently amended on August 1, 2001, the Company was granted a three-year option to evaluate five claim groups located in Pershing County, Nevada. Consideration was US$4,000 on signing, US$4,000 after one year, and US$4,000 in August 2002. The Company may at any time during the option period enter into a mining lease agreement, per claim group acquired, as follows:

a)

to pay advance royalties of US$3,750 on execution of a lease, US$6,250 on the first anniversary and US$8,750 in each succeeding year;

b)

to pay a production royalty, varying with the price of gold, of 3-5%, and a 3.5% royalty of gross proceeds of other metals;

c)

To have the right to purchase 50% of the production royalty for US$1.5 million.

In July 2002, the Company elected to lease one of the five evaluated claim groups. This lease is known as the Kennedy North project, and consists of 13 unpatented mining claims located in Pershing County, Nevada. In August 2002, the Company declined to lease any of the other 4 evaluated claims.

Tobin Basin

In June 2002, the Company staked 197 unpatented mining claims located 45 miles south of Winnemucca, Nevada. The claim block surrounds a parcel of approximately 400 acres of fee land owned by the Bushee Creek Ranch. All lands in the area are managed by the US Bureau of Land Management, and annual holding costs of the property are approximately US$22,000.

Pacific Intermountain Gold Corporation Projects

The Company owns a 75% interest in Pacific Intermountain Gold Corporation (“PIGCO”), a private company focused on the acquisition and exploration of early-stage gold and silver properties in Nevada. The remaining 25% of PIGCO is owned by an arms-length individual.

All of PIGO’s Properties are without known mineral reserves and are at the exploration stage; PIGCO’s current efforts are exploratory in nature.

To date, PIGCO has staked approximately 1800 claims, or about 36,000 acres, of mineral exploration land in Nevada. This acreage covers more than 20 identified gold exploration targets, with most of the property located in Nye County. All lands in the area are managed by the US Bureau of Land Management, and annual holding costs of the property are approximately US$200,000.

Seabridge and its partner in PIGCO intend to seek joint-venture partners to carry out exploration on the majority of the staked lands. However, Seabridge intends to maintain certain properties for its own exploration portfolio and conduct work on these properties in the future.

In October 2002, Seabridge announced that PIGCO had granted an option to Castleworth Ventures, a public company traded on the TSX Venture Exchange, to acquire a 50% interest in the Thunder Mountain gold project located near Tonapah, Nevada and form the Thunder Mountain Joint Venture. The Thunder Mountain Project consists of 228 unpatented mining claims located in Nye County immediately adjacent to the Midway property recently joint ventured by Newmont Gold. In order to earn a 50% interest in the project, Castleworth will pay PIGCO US$25,000 upon closing and must spend US$1.5 million on exploring the property over a three year period. Castleworth must also issue to PIGCO 1,500,000 of Castleworth shares, with 250,000 at closing, 500,000 on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a joint-venture will be formed with Castleworth as operator. In January 2003, PIGCO added its Clifford project to the Thunder Mountain joint-venture for no additional consideration. Clifford is located approximately 40 miles east of Tonopah, Nevada and consists of 135 claims totaling 2,700 acres. In May 2003, Castleworth completed four holes on the Thunder Mountain JV project which returned disappointing gold and silver grades. Castleworth has shifted its focus to the Clifford project and initiated a geophysical program in order to generate possible drill targets.

In March 2003, PIGCO granted Placer Dome U.S. Inc. an option to acquire a 100% interest in the 1,500 acre Stonewall project in Nye County, Nevada. The option included cash payments and a purchase price of 10,000 ounces of gold or its cash equivalent at the time of purchase plus a sliding scale net royalty based upon the price of gold. The option agreement was subject to a due diligence period which terminated on June 30, 2003. During the due diligence period, Placer Dome decided to terminate its option on the property and PIGCO retains its interest. PIGCO and Seabridge are reviewing the work performed by Placer Dome on the project.

Item 5.  Operating and Financial Review and Reports

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote #12 to its audited annual financial statements for the period ending December 31, 2002.  The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.30 as of November 30, 2003.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs, the ability to attract joint-venture partners, as well as the general economic climate.

Results of Operations

Nine Months Ended September 30, 2003 compared to the Nine Months Ended September 30, 2002.

The Net Loss for the period ended September 30, 2003 was $715,000 compared to $1,253,302 in the prior year’s period. Management and Consulting Fees rose to $479,000 from $302,211, while Stock Option Compensation fell to $60,000 from $510,620 as the Company issued fewer stock options in the current period. Investor Communications expense fell to $128,000 from $142,823, while interest income rose to $97,000 from $28,985 due to higher cash balances in the current period. Foreign currency translation was a gain of $10,000 in the current period compared to a gain of $23,052 in the prior year’s period due to changes in the Canadian Dollar exchange rate compared to the US Dollar. Interest Expense on Debentures fell to $12,000 from $93,767 as the Company completed the conversion of all of its outstanding debentures in the current period.

Twelve Months Ended December 31, 2002 Compared to the Twelve Months Ended December 31, 2001

The Net Loss for the year ended December 31, 2002 totaled $1,630,250 or $0.10 per share, compared to a net loss of $456,349, or $0.04 per share, for the prior year’s period. The increased loss was largely due to: higher Management and Consulting fees of $396,917 compared to $189,141 due to the expensing of the Company’s senior technical management costs which had previously been capitalized to Mineral Interests; Higher Investor Communications cost of $233,575 compared to $108,797 due to increased investor relations activities, including presentations in both Canada and the United States; Higher Professional Fees of $163,077 compared to $57,702 due to higher accounting and legal fees related to several property acquisitions and issuances of common stock; Stock based compensation of $530,320 compared to zero as the Company began expensing all option grants in the current year; Interest expense on the convertible debentures of $122,325 compared to $9,041; Exploration by 75% owned PIGCO of $188,644, and write off of mineral property of $6,099 compared to zero in the prior year. These were partially offset by Interest Income of $85,836 and Foreign Currency Translation gain of $35,562 due to the higher Canadian dollar against the United States dollar.

Fiscal 2001 Ended December 31, 2001 Compared to Fiscal 2000 Ended December 31, 2000

The Net Loss for the 12 month period ended December 31, 2001 totaled $456,349, or $0.04 per share, compared to the Net Loss of $337,757 in the previous year period. The increased loss for 2001 was largely due to higher Administrative and General Expenses of $480,189 compared to $249,110 for the previous period. Large increases in expenses occurred in Management and Consulting Fees ($189,141 compared to $30,965) as the Company expensed $120,000 in management salaries which had previously been deferred to mineral property interests; Rent and Property Expense rose  ($110,759 compared to $97,033) due to higher rent at the Company’s Toronto offices; Investor Communications Fees increased ($67,192 compared to $32,020) as the Company increased its investor presentations at conferences in both Canada and the United States; Professional Fees increased ($43,739 compared to $26,331) due to legal fees related to the closing of 3 major acquisitions during the year; Interest and Exchange expenses rose ($12,062 compared to $1,726) due to changes in exchange rates. The Company wrote-off no mineral properties in the current year compared to write-offs of $106,379 in the prior year. These increased expenses were partially offset by higher interest income of $23,840 versus $17,732 due to higher cash balances.

Fiscal 2000 Ended December 31, 2000 Compared to Four Months Ended December 31, 1999

The Company changed its year end during 1999 from August 31 to December 31 in order to have its fiscal year to conform with the usual fiscal year end for international resource companies.

The Net Loss for the 12 month period ended December 31, 2000 totaled $249,110, or $0.04 per share, compared to $40,641, or $0.01, for the four month period ended December 31, 1999. Large changes in expenses occurred in Management and Consulting Fees ($30,965 compared to $15,000) due to the longer period presented; Rent and Office Services rose ($97,033 compared to $8,186) as the Company rented new offices in Toronto; Investor and Communications Fees rose ($32,020 compared to zero) and Investor Communications Expenses increased ($24,501 compared to $1,328) as new management instituted an investors relations program; Professional Fees increased ($26,331 compared to  $8,915) and Administration Fees rose ($17,000 compared to $6,000) due to the longer period presented. Other changes occurred in Write-off of Mineral Properties of $106,379 compared to zero as the Company wrote-off its interest in the Santa Rosa gold project in Panama. These expenses were partially offset by higher interest revenue of $17,732 versus $1,478 due to higher cash balances.

Four Months Ended December 31, 1999 Compared to Twelve Months Ended August 31, 1999

The Company changed its year end during 1999 from August 31 to December 31 in order to have its fiscal year to conform to the usual fiscal year end for international resource companies.

The Net Loss for the four month period ended December 31, 1999 totaled $40,641 compared to $161,918 for the 12 months ended August 31, 1999. Much of the difference was due the shorter time period, but significant changes did occur in Investor Communications Fees, which declined (zero compared to $30,000) and Investor Communications Expense, which fell ($1,325 compared to $4,158), as management ended certain investor relations programs; Interest and exchange expense decreased ($629 compared to $13,365), while Reclamation Expenses decreased (zero compared to $23,113) as the Company completed reclamation obligations on certain properties.

Liquidity and Capital Resources

The Company’s working capital position, at December 31, 2002, was $3,819,128. On September 30, 2003, the close of the latest nine month period, the Company’s working capital was approximately $3,133,000. Subsequent to the end of the period, the Company completed two private placements of flow-through common shares for proceeds of $1,600,000 which the Company intends to use for exploration at its Courageous Lake property.

The Company maintains its excess cash in both cash and cash equivalents, which are demand accounts and investments with maturities less than 90 days, and in short-term investments, which are investments with maturities greater than 90 days at the date of purchase. Management balances the investments with its cash needs and anticipated spending.

Over the next 12 months, the Company anticipates spending $1.2 million on project holding costs, and approximately $2 million for property exploration. The majority of the exploration costs are expected to be used on the Courageous Lake Project. The Company believes it has sufficient cash on hand to fund its expected expenditures for the next 12 months through cash on hand as well as the exercise of outstanding warrants and options.

Ongoing property holding costs beyond July 2004 are expected to total approximately $1.2 million per year. These costs are expected to be funded through cash on hand, proceeds from the exercise of warrants and options as well as new equity and/or debt financings.

Nine Months Ended June 30, 2003

The Company’s working capital as of September 30, 2003 totaled approximately $3,113,000, compared to $3,819,128 as of December 31, 2002. Cash and cash equivalents fell to $39,000 from $880,000 as the Company maintained most of its funds as Short-term deposits, which rose to $2,917,000 from $2,744,000. Mineral Interests rose to $14,149,000 from $9,018,000 as the Company capitalized its mineral exploration spending during the period. Investment rose to $749,000 from zero, with the entire amount representing shares of a private exploration company acquired for US$500,000 as part of the Grassy Mountain property acquisition. Liabilities fell to $1,264,000 from $2,091,000 as the Company retired $829,000 in Convertible Debentures through the issuance of common shares.

The Net Loss for the nine month period totaled $715,000. Operations used cash of ($641,000), with the net loss only partially offset by items not involving cash of accrued interest expense on convertible debentures of $12,000, stock option compensation of $60,000 and amortization of $2,000.  Accounts Receivable increased by $50,000, while Accounts Payable decreased by ($43,000). Investing Activities used cash of ($5,927,000), with acquisition and exploration of mineral properties using cash of ($5,151,000), Investment in common shares of a private company used cash of ($749,000), purchase of capital assets used cash of ($5,000), while recovery of deferred exploration expenditures provided cash of $152,000 and increase in short-term deposits used cash of ($174,000). Financing Activities provided cash of $5,280,000 which was entirely related to the issuance of share capital.

During the nine month period the Company spent $5,131,000 on its mineral properties, with the majority being spent on exploration at Courageous Lake ($3,164,000). All of the Company’s mineral property expenditures in the latest nine month period were paid for with cash.

During the nine month period, the Company completed the private placement of 1,025,000 common share units at $2.25 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant allows the holder to purchase one common share of the Company at a price of $2.50 until June 9, 2004 and at a price of $3.00 from June 10, 2004 until June 9, 2005. Gross proceeds from the placement were $2,306,250.  The Company also issued 1,051,272 common shares pursuant to the conversion of $800,000 convertible debenture and $41,018 in accrued interest; Issued 1,797,500 common shares pursuant to the exercise of common share purchase warrants for proceeds of $3,465,250; and issued 55,000 common shares pursuant to the exercise of common share options for proceeds of $48,200.

Twelve Months Ended December 31, 2002

The Company’s working capital totaled $3,819,128 as of December 31, 2002, compared to $2,581,541 as of December 31, 2001.  The largest increases occurred in Cash and cash equivalents, which rose to $880,098 from $384,750, and Short-term deposits, which rose to $2,743,430 from $2,000,000, due to funds received from the placement of common stock during the current year. Accounts receivable declined to $208,980 from $369,389, and Marketable securities rose to $50,000 from zero. Mineral Interests under option rose to $1,535,938 from $882,540, while properties held directly or under lease rose to $7,482,432 from $2,094,958. The increases in mineral properties were due to the capitalization of exploration expenditures during the year as well as the acquisition of additional properties, including approximately US$2.6 million for the Courageous Lake property and US$750,000 for exploration properties in Nevada. Liabilities decreased to $2,090,856 from $3,195,328, with the largest component of the decrease occurring in Convertible Debentures and Accrued Liabilities as the Company retired a $2 million convertible debenture and $102,535 in accrued interest through the issuance of common shares but issued a new $800,000 convertible debenture in the current year. Minority Interest related to the Company’s 75% ownership of PIGCO was $188,644 in the current year compared to zero in the prior year as PIGCO was incorporated in the current year.

The Net Loss for the year totaled $(1,630,250). Cash used by operating activities totaled ($982,269). Items not involving cash included accrued interest on the convertible debentures of $122,325, stock option compensation of $520,320, exploration by 75% owned PIGCO of $188,644, amortization of $1,728 and write off of mineral property of $6,099. Other changes occurred in the increase of Accounts Receivable of ($49,100) and decrease of Accounts Payable of ($145,723) which was partially offset by the decrease of prepaid expenses of $3,688. Investing Activities used cash of ($6,600,551), with acquisition and exploration of mineral properties using cash of ($5,854,645), conversion of cash to short term deposits using cash of ($2,743,430) and purchase of capital assets using cash of ($2,476). Financing Activities provided cash of $8,078,168, with the issuance of share capital providing cash of $7,278,168 and issuance of convertible debenture providing cash of $800,000. The Company’s activities provided cash of $495,348 during the period, with cash and cash equivalents of $880,098 on hand at the end of the year.

For the Year, the Company expended $6,130,872 on its mineral properties. Acquisition costs were $5,058,035, while Deferred Exploration costs were $1,072,837. The majority of the Acquisition costs were Courageous Lake of $3,949,457 and Grassy Mountain of $570,860. The majority of the Exploration costs were incurred by 75% owned PIGCO of $432,299 and by the Company on its other Nevada projects of $232,148. The Company also explored at Courageous Lake ($141,251) where the Company engaged RMI to review previous resource estimates and prepare an updated resource estimate; at Quartz Mountain ($52,657), where the Company engaged WD&C to prepare a technical report and new resource model for the project; and at Red Mountain ($73,314), where the Company engaged D.L. Craig to prepare a technical report and review the project’s resource model. All the acquisition and exploration costs during the year were funded with cash.

During the year, the Company closed a private placement of 3,200,000 Units at a price of $1.70 per unit. Each unit consisted of 1 common share and ½ of a common share purchase warrant exercisable for one year at $1.90 for proceeds of $5,440,000 and closed on July 19, 2002. The financing was arranged to pay the up-front cash costs associated with the acquisition of the Courageous Lake gold project.  Also during the year, the Company arranged a second convertible debenture financing for $800,000 to Pan Atlantic Bank and Trust Ltd. The debenture pays interest at 5% per year and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years is to be accrued and added to the principal amount. The Company has the option to force conversion of the debenture into common shares if certain share price and trading volume thresholds are met. The placement of the convertible debenture closed on March 13, 2002. Also during the year, the Company converted its previously outstanding $2,000,000 convertible debenture and $102,535 in accrued interest into 2,803,380 in common shares. The Company also issued 610,000 common shares pursuant to the exercise of common stock options for proceeds of $384,750 and issued 1,110,834 common shares pursuant to the exercise of common stock purchase warrants for proceeds of $1,453,418.

Twelve Months Ended December 31, 2001

The Company’s working capital totaled $2,581,541 as of December 30, 2001 compared to $962,084 on December 31, 2000. The largest increase occurred in cash and short term deposits, which rose to $2,384,750 from $946,046 due to the sale of common shares and convertible debentures. Mineral interests rose to $2,977,498 from $901,707 as the Company acquired additional properties as well as capitalized exploration expenditures conducted during the year. Reclamation Deposits rose to $1,225,000 from zero as the Company acquired a $1,000,000 reclamation deposit as part of the acquisition of the Red Mountain property and a $225,000 deposit was made in regards to the Kerr-Sulphurets project. Liabilities increased to $3,195,328 from $16,752, with the largest increases in Accounts Payable and Accrued Liabilities ($186,287 compared to $16,752) as certain expenses were incurred but not yet paid, Convertible Debenture and Accrued Interest ($2,009,041 compared to zero) as the Company had none outstanding in the year ago period, and Provision for Reclamation Liabilities, which rose by $1,000,000 due to the acquisition of the Red Mountain project.

The Net Loss for the 12 month period ended December 31, 2001 totaled $456,349. Cash used by operating activities totaled $276,333. Financing Activities provided $2,990,600 in cash, as Issuance of Share Capital provided $990,600 and Issuance of Convertible Debentures provided $2,000,000. Investing Activities used $1,275,563 in cash, as Investment in Mineral Interests used $1,047,291, Investment in Capital Assets used $3,272, and the Kerr-Sulphurets Reclamation Bond used $225,000. Total Cash and Short-term Deposits at the end of the year totaled $2,384,750, an increase of $1,438,704 from the previous year.

For the Year, the Company expended $2,075,791 on its mineral properties. Acquisition costs were $1,456,238, while Deferred Exploration costs totaled $619,553. The majority of the acquisition costs were for Grassy Mountain ($158,318), Hog Ranch ($431,733),  Kerr-Sulphurets ($447,100), and Quartz Mountain ($350,225). The majority of the Deferred Exploration occurred at Hog Ranch ($481,517) where the Company completed an 8-hole diamond drilling program. All of the deferred exploration costs were funded with cash, while the Company issued 1,000,000 common shares at a deemed value of $750,000 for mineral property acquisition, and allotted but did not issue a further 1,140,000 common shares at a deemed value of $528,000 for mineral properties.

During the 12 month period ended December 31, 2001, the Company closed a private placement of $2.0 million of convertible debentures to Pan Atlantic Bank and Trust Ltd. The debentures have a 4-year term, pay interest at the rate of 5% per year and, at the option of the holder, are convertible into Seabridge common shares at an exercise price of $0.75 per share. The Company also has the option to force conversion of the debentures into common shares if certain share price and trading volume requirements are met. Interest for the first two years will be accrued and added to the principal.

The Company also issued 1,296,666 common shares during the 12 month period ended December 31, 2001 pursuant to the exercise of common stock purchase warrants for proceeds of $495,000; Issued 591,667 common shares for the exercise of stock options for proceeds of $212,600; and issued 1,000,000 common shares for mineral properties at a deemed value of $750,000. Additionally, the Company allotted but not yet issued 1,140,000 common shares for property acquisitions for a deemed value of $528,000.

Twelve Months Ended December 31, 2000

The Company’s working capital totaled $962,085 as of December 30, 2000 compared to $137,094 on December 31, 1999. The largest increase occurred in cash and short term deposits, which rose to $946,046 from $144,340 due to the sale of common shares. Mineral interests rose to $901,707 from $82,462 as the Company acquired additional properties as well as capitalized exploration expenditures conducted during the year. Total Liabilities remained relatively flat, with only a slight rise in current liabilities ($16,751 compared to $9,127). All of the Company’s liabilities as of 12/31/2000 were classified as current.

The Net Loss for the 12 month period ended December 31, 2000 totaled $337,757. Cash used by operating activities totaled $254,185. The Net Loss was partially offset by the non-cash charge of the Write-off of Mineral Properties of $106,379. Cash used in Investing Activities was $927,234, with most of the cash used to acquire mineral properties totaling $921,874. Acquisition of Capital Assets used $5,360 in cash. Financing Activities provided $1,983,125 in cash, all from the issuance of share capital.

Total Cash at December 31, 2000 was $946,046, an increase of $801,706 from the previous year.

For the Year, the Company expended $819,249 on its mineral properties. Acquisition costs were $484,342, while Deferred Exploration costs were $334,903. The majority of the acquisition costs were for Grassy Mountain ($443,492), and the majority of the deferred exploration was also expended at Grassy Mountain ($197,190) as the Company commissioned Gochnour to conduct an environmental review and regulatory due diligence study on the project, and at Castle/Black Rock ($88,554) where the company commissioned Bikerman Engineering and Technology to conduct an independent resource analysis. All of the Company’s mineral property acquisition costs and exploration during the year was funded by cash except for the issuance of 5,000 common shares at a deemed value of $3,750.

During the 12 month period ended December 31, 2000, the Company completed two private placements. In the first, the Company issued 1,333,333 units at a price of $0.75 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant was convertible into one common share at a price of $0.90 until May 7, 2001 or at $1.25 from May 8, 2001 until August 7, 2002. Total proceeds were $1,000,000. In the second private placement, the Company sold 666,667 units at $0.75. Each unit consisted of 1 common share and 1 common share purchase warrant. Each warrant was exercisable into one common share at a price of $1.25 until November 15, 2002. Total proceeds were $500,000. The Company also issued 3,300,000 common shares pursuant to the exercise of common stock purchase warrants for proceeds of $495,000, issued 145,000 common shares pursuant to the exercise of stock options for proceeds of $44,750, and issued 5,000 common shares for the purchase of mineral properties for a deemed value of $3,750.

Four Months Ended 12/31/1999

The Company’s working capital totaled $137,094 at August 31, 1999 compared to $194,597 as of August 31, 1999. The decrease occurred in cash, which fell to $144,340 from $205,363 as the Company began its new corporate strategy of acquiring advanced stage gold projects. Mineral Interests rose to $82,462 from zero due to new property acquisitions. Liabilities were relatively unchanged during the period, with total liabilities falling to $9,127 from $13,820. As of December 31, 1999, all the Company’s liabilities were classified as current.

The Net Loss for the four month period ended December 31, 1999 totaled $40,641. Cash used in operating activities was $44,161.  Financing Activities provided $55,600 in cash, all from the issuance of share capital. Investing Activities used $72,462 in cash, with acquisition of Mineral Interests using $82,462 and refund of Reclamation Bond providing $10,000 in cash. Total cash on hand at the end of the period decreased by $61,023 to $144,340.

During the four month period ended December 31, 1999, the Company issued 340,000 common shares pursuant to the exercise of common stock options for proceeds of $55,600.

US GAAP Reconciliation with Canadian GAAP

Under U.S. GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Under Canadian GAAP, these amounts can be deferred. As such, under US GAAP, these amounts and related future tax liabilities are not recorded on the balance sheets.

The reader is advised to consult Seabridge’s audited annual financial statements for the period ending December 31, 2002, particularly Note #12, Reconciliation to United States Generally Accepted Accounting Principals, for the quantification of the differences.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically, through the exploration process, reviews results both internally and externally through resource related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Note 10 to the 2001 audited financial statements.  The value of the Canadian Dollar in relationship to the US Dollar was $1.30 as of November 30, 2003.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of August 31, 2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens of Canada, except William Calhoun, Vahid Fathi, Louis Fox and Rudi Fronk, all of whom are citizens of the United States.

Table No. 5

Directors

Name                                                            Age                                       Date First Elected/Appointed

James Anthony (3)	56	October 1999
Rudi Fronk	44	October 1999
Frederick Banfield (2,3)	60	October 1999
William Calhoun (2)	70	February 2000
Vahid Fathi (1,2)	54	December 1999
Henry Fenig (1)	58	November 2001
Louis Fox (1,3)	60	January 2000

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee

(3)

Member of Corporate Governance Committee

Table No. 6 lists, as of August 31, 2003 the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of the United States.

Table No. 6

Executive Officers

                                                                                                                                   Date of

Name                                                 Position                      Age                        Appointment

Rudi Fronk	President	44	October 1999
William Threlkeld	Senior Vice President	48	November 2001

James Anthony is a financier and corporate strategist specializing in growth companies. He served as a senior policy advisor to a number of cabinet ministers and a premier before establishing a corporate strategy consultancy. He advised a number of major corporations on their positioning within their political and financial environments and lectured at the Niagara Institute. Mr. Anthony has been President of J.S. Anthony & Company, a private investment company, since 1975 and is the past chairman of the board of Greenstone Resources Ltd. Mr. Anthony has been a Director of Seabridge since 1999 and as Chairman since 2001. Mr. Anthony spends approximately 50% of his time on Seabridge business.

Rudi Fronk has 20 years experience in the gold business, including serving as a director and senior officer of several publicly traded gold companies. He was appointed President, CEO and a Director of Seabridge in 1999 and has since that time continuously served in those roles. Mr. Fronk is the past President and Director of Greenstone Resources Ltd. from 1994 to 1999. Prior to 1994, he held positions with Columbia Resources (1992-1993), DRX Inc. (1989-1992), Behre Dolbear & Company (1986-1989), Riverside Associates (1984-1986), Phibro-Salomon (1982-1983), and Amax (1980). Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics. Mr. Fronk spends 100% of his time on Seabridge business.

Frederick Banfield is the Founder of Mintec since 1970. Mintec is a consulting and software company that provides consulting services to the mineral industry. Mr. Banfield has also served an independent reserves auditor and mine planning advisor gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an engineering degree from the Colorado School of Mines. Mr. Banfield spends less than 10% of his time on Seabridge business.

William Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981 Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange Company with mining operations in the western United States that was acquired by Hecla Mining.  In 1981 Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas. Mr. Calhoun spends less than 10% of his time on Seabridge business.

Dr. Vahid Fathi is Director, Stock Research, Center for Quantitative Research, at Morningstar, Inc. Chicago-based Morningstar is an independent provider of investment information. Previously Dr. Fathi was Director and Senior Mining Analyst at ABN AMRO, Inc. Dr. Fathi was named an All-Star Analyst by The Wall Street Journal in 1993, 1994, 1995, 1997 and 1999. Dr. Fathi holds a Bachelor of Science and Master of Science degrees in mining engineering from the South Dakota School of Mines & Technology. He also holds a doctorate in engineering science from Columbia University's Henry Krumb School of Mines in New York City. Dr. Fathi spends less than 10% of his time on Company business.

Henry Fenig has been the Chief Financial Officer and Vice President of Friedberg Mercantile Group Ltd. (FMG) since April 1983. FMG is a Toronto based, privately owned Investment Dealer and Futures Commission Merchant and member of the Toronto Stock Exchange. Mr. Fenig holds primary responsibility for overseeing compliance for FMG and its affiliates with all applicable Canadian and United States laws and regulations. Since December 1984, Mr. Fenig has been Executive Vice-President, Treasurer and a Director of FCMI Financial Corporation, the sole shareholder of Pan Atlantic Bank and Trust Limited. Mr. Fenig has a Bachelor of Arts degree in Economics from Yeshiva College and a Masters of Business Administration degree in International Business and Marketing from Columbia University in New York City. Mr. Fenig spends less than 10% of his time on Seabridge business.

Louis Fox has more than 25 years experience in precious metals trading, merchanting and merchant banking activities. From 1984 to 1999 Mr. Fox was a Senior Vice President of Gerald Metals, Inc., commodity trading, refining and merchant banking firm, in Stamford, Connecticut. At Gerald Metals, Mr. Fox was the head of the company's worldwide precious metals group. Prior to Gerald Metals, from 1974 to 1981, Mr. Fox was a Vice President of J. Aron & Co., a precious metals trading firm. Following the acquisition of J. Aron & Co. by Goldman Sachs in 1981, Mr. Fox was a Vice President of Goldman Sachs through 1984. Mr. Fox holds a B.A. from the University of Pittsburgh and a J.D. from the Boston University Law School. Mr. Fox spends less than 10% of his time on Seabridge business.

William Threlkeld has served as Senior Vice President of Seabridge since November 2001, and from 2000 to 2001 acted as a technical consultant to the Company. From 1997 to 2000 he was Vice President, Exploration for Greenstone Resources Ltd. and was responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, Mr. Threlkeld was Exploration Manager and Vice President of Placer Dome and was responsible for all of Placer Dome’s exploration activity and investment in Latin America. Mr. Threlkeld obtained his MSc in Economic Geology from the University of Western Ontario. Mr. Threlkeld spends 100% of his time on Seabridge business.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer. There are no family relationships between any Directors or Executive Officers.

COMPENSATION

The Company had no arrangements pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed fiscal year.

During 2003 the Company adopted a formalized stock option plan for the granting of incentive stock options during the most recently completed fiscal year. To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Table No. 7 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 7

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Year	Salary	Options Granted (1)	Other Compensation
Rudi Fronk, President/Director	2002 2001 2000	$150,000 $120,000 $120,000	250,000 300,000 20,000	$17,234 (2) Nil Nil
James Anthony, Chairman	2002 2001 2000	Nil Nil Nil	250,000 65,000 35,000	Nil Nil Nil
Frederick Banfield, Director	2002 2001 2000	Nil Nil Nil	25,000 50,000 Nil	Nil Nil Nil
William Calhoun, Director	2002 2001 2000	Nil Nil Nil	25,000 Nil 30,000	Nil Nil Nil
Vahid Fathi, Director	2002 2001 2000	Nil Nil Nil	30,000 66,667 5,000	Nil Nil Nil
Henry Fenig, Director	2002 2001 2000	Nil Nil Nil	30,000 50,000 Nil	Nil Nil Nil
Louis Fox, Director	2002 2001 2000	Nil Nil Nil	25,000 Nil 50,000	Nil Nil Nil
William Threlkeld, Senior VP	2002 2001 2000	Nil Nil Nil	50,000 Nil 100,000	124,280 72,680 26,050
Cynthia Avelino, Former Secretary and Director (2)	2002 2001 2000	Nil Nil Nil	15,000 25,000 45,000	Nil Nil Nil
Mike Magrum, Former Director (3)	2002 2001 2000	N/A Nil Nil	N/A 20,000 48,000	N/A Nil 7,500

(1) The stock options were granted under the stock option plans which are described under “Item 10: Stock Options”

(2) The “Other Compensation” listed for Rudi Fronk, President, relate to certain educational expenses for Mr. Fronk’s children reimbursed to Mr. Fronk by the Corporation.

(3) Ms. Avelino resigned as an officer and director in November 2002.

(4) Mr. Magrum resigned as a director in November, 2001.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company currently has 2 employees and 2 executive officers.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 8 lists, as of January 31, 2004, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title                                                                                                     Amount and Nature     Percent

  of                                                                                                          of Beneficial                  of

Class            Name of Beneficial Owner                                                 Ownership                 Class

Common	James Anthony (1)	1,163,125	4.15%
Common	Rudi Fronk (2)	1,333,900	4.74%
Common	Frederick Banfield (3)	145,000	0.52%
Common	William Calhoun (4)	108,334	0.39%
Common	Vahid Fathi (5)	271,667	0.98%
Common	Henry Fenig (6)	80,000	0.29%
Common	Louis Fox (7)	250,000	0.90%
Common	William Threlkeld (8)	369,700	1.32%

Total Directors/Officers                                                                          3,721,726            12.68%

(1)

Of these shares 200,000 represent currently exercisable share purchase options; 200,000 represent share purchase options subject to certain vesting requirements; 105,000 shares are held indirectly in the name of Suma Investments Inc. and 233,334 shares are held indirectly in the name of The Foundation for the Study of Objective Art.

(2)

Of these shares 298,900 represent currently exercisable share purchase options and 200,000 represent share purchase options subject to certain vesting requirements.

(3)

Of these shares 75,000 represent currently exercisable share purchase options.

(4)

Of these shares 95,000 represent currently exercisable share purchase options.

(5)

Of these shares 130,000 represent currently exercisable share purchase options.

(6)

Of these shares 80,000 represent currently exercisable share purchase options.

(7)

Of these shares 75,000 represent currently exercisable share purchase options.

(8)

Of these shares, 150,000 represent currently exercisable share purchase options and 200,000 represent share purchase options subject to certain vesting requirements.

Percent of Class number is based on 27,649,785 shares outstanding as of January 31, 2004 and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table Number 11, “Stock Options Outstanding” below.

Based upon information provided by the Company’s transfer agent, as of May 1, 2003, approximately 24.7% of the Company’s common shares were held by US residents.

Item 7.  Major Shareholders and Related Party Transactions

As of August 31, 2003 Pan Atlantic Bank and Trust Ltd. owned 4,752,652 shares of the Company representing 18.6% of the outstanding shares of the Company.  In addition, as of August 31, 2003, Principals of, and funds managed by, the Friedberg Mercantile Group Ltd. owned 1,096,400 shares of the Company representing 4.0% of the outstanding shares of the Company.  Pan Atlantic Bank and Trust Ltd. and Friedberg Mercantile Group Ltd. are ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. The Company is not aware of any other person/company who beneficially owns 5% or more of the Registrant's voting securities.

No shareholders of the Company have different voting rights from any other shareholder.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

During the latest nine-month period ended September 30, 2003, Mintec, Inc., a private company controlled by Fred Banfield, a Director of Seabridge, was paid  US$6,000 for technical services provided by his company related to the mineral properties. These technical services were for computer software for geologic modeling, reserve estimation, mine planning and database management. The Company negotiated the agreement at arms length, after the Company reviewed all available software in the marketplace and determined that the agreement negotiated with Mintec was the most cost effective available.

Pan Atlantic Bank and Trust Ltd. has been an investor in 2 convertible debt offerings and one private placement of common shares by Seabridge. Pan Atlantic Bank and Trust Ltd.’s sole shareholder is FMCI Financial Corporation. Henry Fenig, Director of Seabridge, serves as Executive Vice-President, Treasurer and a Director of FMCI.

None of the Company’s interests in its Mineral Properties were acquired from affiliates.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of KPMG LLP, Chartered Accountants, and G. Ross McDonald, Chartered Accountant, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent financial statements dated September 30, 2003.

Item 9.  Offer and Listing of Securities

As of December 31, 2002, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, each issuable in series. There were 23,254,913 common shares issued and outstanding as of December 31, 2002, the end of the Company’s most recent fiscal year. No preferred shares were issued and outstanding as of that date.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company of Canada.  Computershare is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

On May 1, 2003, the shareholders' list for the Company's common shares showed 192 registered shareholders and 25,536,185 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 82 holders of record in Canada and 105 holders of record resident in the United States. The U.S. shareholders hold 6,514,864 shares or 24% of the total shares issued and outstanding.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The Company's common shares began trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) in Vancouver, British Columbia, Canada in Sept 1979.  The current stock symbol is “SEA”, and the CUSIP number is #811916105.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares over the disclosed periods for the last ten fiscal quarters.

Table No. 9

TSX Venture Exchange

 Common Shares Trading Activity

                                                                                 Average                              - Sales -

                  Daily                       Canadian Dollars

 Period

                                          Volume              High            Low          Close

January 2004	44,619	$6.00	$4.63	$4.75
December 2003	40,592	$5.50	$4.26	$5.30
November 2003	64,028	$4.75	$3.35	$4.60
October 2003	58,867	$4.00	$3.25	$3.92
September 2003	67,812	$4.28	$3.00	$4.00
August 2003	28,837	$3.11	$2.55	$3.09

Three Months Ended December 31, 2003	54,495	$5.50	$3.25	$5.30
Three Months Ended September 30, 2003	46,429	$4.28	$1.86	$4.00
Three Months Ended June 30, 2003	26,589	$2.60	$2.01	$2.12
Three Months Ended March 31, 2003		$3.56	$2.02	$2.55

Three Months Ended December 31, 2002		$3.44	$1.84	$3.39
Three Months Ended September 30, 2002		$3.10	$1.50	$2.35
Three Months Ended June 30, 2002		$3.70	$0.70	$2.90
Three Months Ended March 31, 2002		$1.15	$0.38	$0.96

Three Months Ended December 31, 2001		$0.59	$0.40	$0.40
Three Months Ended September 30, 2001		$0.65	$0.44	$0.46
Three Months Ended June 30, 2001		$1.00	$0.45	$0.57
Three Months Ended March 31, 2001		$0.75	$0.40	$0.58

Fiscal Year Ended December 31, 2002		$3.70	$0.38	$3.39
Fiscal Year Ended December 31, 2001		$1.00	$0.40	$0.40
Fiscal Year Ended December 31, 2000		$1.60	$0.41	$0.70
Fiscal Year Ended December 31, 1999		$0.85	$0.17	$0.60
Fiscal Year Ended December 31, 1998		$0.90	$0.15	$0.21

All stock price trading data for dates before May 19, 1998 have been adjusted to reflect a 1 for 10 reverse stock split.

Table No. 10 lists, as of August 31, 2003, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table 10

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date
512,500	$2.50/$3.00	June 20, 2005
512,500

The 512,500 share purchase warrants expiring June 20, 2003 are exercisable at $2.50 until June 20, 2004 and at $3.00 until June 20, 2005.

Convertible Debentures

The Company has issued 2 series of Convertible Debentures which it has subsequently redeemed through the issuance of common shares. All the debentures were issued to Pan Atlantic Bank and Trust Ltd., whose sole shareholder is FMCI Financial Corporation. Henry Fenig, Director of Seabridge, serves as Executive Vice-President, Treasurer and a Director of FCMI.

The first series was sold on November 7, 2001. The Company sold 2,000,000 debentures at $1.00 each for proceeds of $2,000,000. The debentures had a 4-year term, paid interest at the rate of 5% per year and, at the option of the holder, were convertible into Seabridge common shares at an exercise price of $0.75 per share. Interest for the first two years was to be accrued and added to the principal. Seabridge had the option to force conversion of the debentures into common shares if the closing market price of the Company’s common shares on the Canadian Venture Exchange, or such other exchange on which the Company’s shares may trade at that time, exceeds $1.34 for 15 consecutive trading days, and if the aggregate trading volume of the Company’s common shares over such 15 day trading period is not less than 1,400,000 shares. On November 29, 2002 the Company exercised its right to convert $2,000,000 in convertible debentures plus accrued interest of $102,535 into common shares at the conversion rate $0.75 per share resulting in the issuance of 2,803,380 of common shares to Pan Atlantic Bank and Trust Limited.

The second series was sold to Pan Atlantic on April 10, 2002. The Company sold 800,000 debentures at $1.00 each for proceeds of 800,000. The debentures pay interest at 5% per year and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years is to be accrued and added to the principal amount. Seabridge has the option to force conversion of the debenture into common shares if the closing market price of the Company’s common shares on the Canadian Venture Exchange, or such other exchange on which the Company’s shares may trade at that time, exceeds $1.34 for 15 consecutive trading days, and if the aggregate trading volume of the Company’s common shares over such 15 day trading period is not less than 1,400,000 shares. During the six months ended June 30, 2003, the Company redeemed the $800,000 value of the debenture as well as $41,018 of accrued interest through the issuance of 1,051,272 common shares.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delistings, and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

United States Market

Upon this Registration Statement being declared effective, the Company will be subject to the reporting obligations and requirements under the Exchange Act of 1934. However, as a Foreign Private Issuer, the Company will be exempt from sections 14(a), 14(b), 14(c), 14(f) and 16 of the Act, which includes the Proxy Rules of Section 14 and the Short-Swing Profit Rules of Section 16.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

The Company has, in part, financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the nine month period ending September 30, 2003 and the last 3 fiscal years are as follows:

In 2003, the Company arranged a private placement of 1,025,000 Units at a price of $2.25 per unit. Each unit consists of 1 common share and ½ of a common share purchase warrant with each full warrant exercisable until June 20, 2005 for $2.50 until June 20, 2004 and for $3.00 thereafter. The gross proceeds totaled $2.3 million. The Company also issued 1,797,500 common shares pursuant to the exercise of common share purchase warrants for proceeds of $3,465,250, issued 55,000 common shares upon the exercise of options for proceeds of $48,200, and issued 1,051,272 of common shares upon the forced conversion of a $0.8 million convertible debenture and accrued interest.

Subsequent to the latest nine month period ended September 30, 2003, the Company completed two separate private placements of flow-through common shares. The first placement was 240,000 flow-through common shares at a price of $4.20 for proceeds of $1,000,000 and was completed on November 11. The second placement was 125,000 flow-through common shares at a price of $4.80 for proceeds of $600,000 and was completed on December 17. The Company intends to use the proceeds from the placements to fund exploration at the Company’s Courageous Lake gold project.

In 2002, the Company arranged a private placement of 3,200,000 Units at a price of $1.70 per unit. Each unit consists of 1 common share and ½ of a common share purchase warrant with each full warrant exercisable for one year at $1.90. The gross proceeds totaled $5.44 million. Also during the period the Company arranged a convertible debenture financing for $800,000 to Pan American Bank and Trust Ltd. The debenture pays interest at 5% per year and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.80 for the first two years, $0.90 for the third year and $1.00 per share in the fourth year. Interest for the first two years is to be accrued and added to the principal amount. The Company has the option to force conversion of the debenture into common shares if certain share price and trading volume thresholds are met. The Company also issued 1,110,834 common shares pursuant to the exercise of common share purchase warrants for proceeds of $1,453,418, issued 610,000 common shares upon the exercise of options for proceeds of $384,750, and issued 2,803,380 of common shares upon the forced conversion of a $2.0 million convertible debenture and accrued interest.

In 2001, the Company closed a private placement of $2.0 million of convertible debentures to Pan Atlantic Bank and Trust Ltd. The debentures have a 4-year term, pay interest at the rate of 5% per year and, at the option of the holder, are convertible into Seabridge common shares at an exercise price of $0.75 per share. The Company also has the option to force conversion of the debentures into common shares if certain share price and trading volume requirements are met. Interest for the first two years will be accrued and added to the principal. The Company also issued 1,296,666 common shares during the period pursuant to the exercise of common stock purchase warrants for proceeds of $778,000; Issued 591,667 common shares for the exercise of stock options for proceeds of $212,600; and issued 1,000,000 common shares for mineral properties at a deemed value of $750,000. Additionally, the Company allotted but not yet issued 1,140,000 common shares for property acquisitions for a deemed value of $528,000.

In 2000, the Company completed two private placements. In the first, the Company issued 666.667 units at a price of $0.75 per unit. Each unit consists of one common share and one common share purchase warrant. Each warrant is convertible into one common share at a price of $0.90 until May 7, 2001 or at $1.25 from May 8, 2001 until August 7, 2002. Total proceeds were $1,000,000. In the second private placement, the Company sold 1,333,333 units at $0.75. Each unit consists of 1 common share and 1 common share purchase warrant. Each warrant is exercisable into one common share at a price of $1.25 until November 15, 2002. Total proceeds were $500,000. The Company also issued 3,300,000 common shares pursuant to the exercise of common stock purchase warrants for proceeds of $495,000, issued 145,000 common shares pursuant to the exercise of stock options for proceeds of $44,750, and issued 5,000 common shares for the purchase of mineral properties for a deemed value of $3,750.

Stock Options

In August 2002, the TSX Venture Exchange adopted a new stock option policy which requires all listed companies to implement a stock option plan at their next annual general meeting.  Accordingly, the Board of Directors of the Company adopted a new stock option plan (the "Stock Option Plan") effective May 2, 2003, subject to acceptance by the TSX Venture Exchange (the "Exchange") and the shareholders of the Corporation.  In June, 2003 the Stock Option Plan was approved by the Company’s shareholders. The purpose of the Stock Option Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Corporation.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Under the Stock Option Plan, options will be exercisable over periods of up to 5 years (not the 10 years permitted by the Exchange) as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted (not at a discount of up to 25% as permitted by the Exchange).  Pursuant to the Stock Option Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares which may be issued pursuant to options granted under the Stock Option Plan and all of the Company’s other previously established or proposed share compensation arrangements is 2,800,000 shares in the capital of the Company, being approximately 10% of the Company's outstanding common shares on a fully diluted basis.  In addition, the number of shares which may be reserved for issuance:

(a)

to all optionees under the Stock Option Plan in aggregate shall not exceed 10% of the issued shares of the Company on the date of grant; and

(b)

to any one individual may not exceed:

(i)

5% of the issued shares on a yearly basis; and

(ii)

2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, effective January 1, 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002.  The Company, as permitted by Handbook Section 3870, has elected to account for all stock options by applying the fair value based method of accounting.  Options are valued using the Black Scholes option pricing model.  The resulting value is recorded in income over the vesting period of the option

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of January 31, 2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

   Number of

                                                                Shares of               CDN$

                                                                Common                Exer.                              Expiration

Name                                                         Stock                   Price                                  Date

James Anthony, Chairman	50,000 72,000 28,000 50,000 200,000	(1)	$0.70 $0.70 $0.88 $2.90 $2.20	May 17, 2006 May 28, 2006 February 17, 2007 July 1, 2007 August 19, 2007
Rudi Fronk, President/Director	248,900 50,000 200,000	(1)	$0.70 $2.90 $2.20	May 17, 2006 July 1, 2007 August 19, 2007

Frederick Banfield, Director	50,000 25,000		$0.60 $2.90	May 17, 2006 July 1, 2007
William Calhoun, Director	30,000 40,000 25,000		$1.00 $2.58 $2.90	February 21, 2005 May 30, 2007 July 1, 2007
Vahid Fathi, Director	45,000 5,000 33,333 16,667 30,000		$0.67 $0.60 $0.60 $0.60 $2.90	December 7, 2004 January 10, 2005 June 12, 2006 August 13, 2006 July 1, 2007
Henry Fenig, Director	50,000 30,000		$0.60 $2.90	November 5, 2006 July 1, 2007
Louis Fox, Director	50,000 25,000		$1.00 $2.90	February 21, 2005 July 1, 207
William Threlkeld, Senior Vice President	50,000 50,000 50,000 200,000	(1)	$0.75 $0.88 $2.90 $2.20	September 18, 2005 February 17, 2007 July 1, 2007 August 19, 2007

Employees and Consultants	25,000 10,000 55,000 10,000 15,000 45,000 50,000 37,500		$0.75 $0.60 $2.90 $2.58 $2.08 $2.85 $3.82 $5.65	September 18, 2005 January 28, 2007 July 1, 2007 December 18, 2007 June 3, 2008 August 12, 2008 October 28, 2008 January 14, 2009

Total Officers and Directors (8 persons)	1,703,900
Total Employees and Consultants	247,500
Total Officers/Directors/Employees And Consultants	1,951,400

(1)  In August 2002 the Company announced new vesting policy for options granted to  directors and senior management.  New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Pursuant to this new policy, in August 2002 the Board granted 600,000 options to senior management in lieu of market rate salaries.  These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third.  Once the share price has met the first test, the Company’s share price performance must exceed the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

Of the 1,951,400 stock options outstanding as of January 31, 2004, 855,000 stock options were held by ten U.S. residents.

 Memorandum and Articles of Association

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on any such transaction or contract with the Company in which he is interested except:

a)

any such contract or transaction relating to a loan to the Company;

b)

Any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which the Director is a director;

c)

Any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or subsidiary of the Company, or any contract, arrangement or transaction in which a Director is directly or indirectly interested if all the other Directors are also interested in the contract, arrangement or transaction;

d)

Determining the remuneration of the Directors;

e)

Purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors;

f)

The indemnification of any Director by the Company.

The Company’s articles of association and bylaws do not allow directors, in the absence of an independent quorum, to conduct business, including to vote compensation to themselves or any members of their body.

Part 8 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;

c.

mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by special resolution, create, define, and attach special rights or restrictions on any shares and by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles to vary or abrogate any special rights and restrictions attached to any shares, but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each affected class consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, or the issued shares of each such class.

An annual general meeting shall be held once every calendar year at such time (not being more than 13 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

Material Contracts

The Company considers the following as material contracts, which have been entered into by the Company which are currently in effect:

1.

Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp.

2.

Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project;

3.

Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project;

4.

Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project;

5.

Agreement between the Company and Atlas covering the Grassy Mountain project;

6.

Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project.

7.

Agreement between the Company and Noranda Inc. covering the Kerr/Sulpurets project.

8.

Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project.

Details and a discussion of each material contract are given in the detailed property section contained in Item 4 of this Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution of Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may deduct in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and  management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements for the fiscal year ended December 31, 2002 is KPMG LLP, Chartered Accounts, Toronto, Ontario. Their audit report is included with the financial statements, and their consent letter is included in the exhibits. The auditor for the preceding two years was G. Ross McDonald, Chartered Accountants, Suite 1402, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8. Their audit reports for the years ended December 31, 2001 and 2000 are included with the related financial statements in this Registration Statement with their consent filed as an exhibit.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Seabridge’s market risks are minimal. The Company does, however, have future property payments due in United States currency. As a Canadian Company, Seabridge’s cash balances are kept in Canadian funds. Therefore, Seabridge is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

The Company has the following total anticipated required property, royalty and tax payments due in US dollars for the next 3 fiscal years by individual property:

	Payments Due (US$)
Property	2003	2004	2005

Quartz Mountain (1)	$7,500	$7,500	$7,500
Castle/Black Rock	$44,000	$44,000	$44,000
Hog Ranch (2)	$27,000	$37,000	$39,500
Other Nevada Properties	$200,000	$200,000	$200,000

(1)  The Quartz Mountain Property is currently under option to Quincy Resources who is required to pay all required holding costs during the option period.

(2) The Hog Ranch Property is currently under option to Romarco Mineral who is required to pay all required holding costs during the option period.

The Company maintains a significant amount of cash and cash equivalents as well as in short term deposits. The Company relies upon this cash to meet its future needs. As the funds are in interest bearing accounts, the Company has some interest rate risk. However, as the Company is primarily concerned with the preservation of the capital for anticipated general and property expenditures and is not dependent upon the interest from these accounts to meet its ongoing requirements, management considers the interest rate risk to be minimal and to have little to no effect on the Company’s operations.

Competitive Environment

The Company competes with other resource companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that Seabridge considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Material Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 10 to the 2001 audited financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of G. Ross McDonald, Chartered Accountant, is included herein immediately preceding the financial statements and schedules.

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The report of G. Ross McDonald, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated March 28, 2003.

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Earnings (Loss) for the years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000.

Consolidated Statements of Retained Earnings (Deficit) for the years ended December 31, 2002, 2001, and 2000.

Notes to Consolidated Financial Statements

Unaudited Financial Statements

Consolidated Balance Sheets at June 30, 2003 and June 30, 2002.

Consolidated Statements of Operation and Deficit for the six months ended June 30, 2003 and June 30, 2002.

Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and June 30, 2002

Notes to Consolidated Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

Page Number

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.     Agreement for the purchase and sale of the Red Mountain Project and Willoughby Joint Venture between Seabridge and North American Metals Corp. (Previously filed)

2.  Agreement between the Company and Platoro West Incorporated covering the Castle/Black Rock project; (Previously filed)

3.  Agreement between the Company and Platoro West Incorporated covering the Hog Ranch project; (Previously filed)

4. Agreement between the Company and Placer Dome covering the Kerr/Sulphurets project; (Previously filed)

5.Agreement between the Company and Atlas covering the Grassy Mountain project; (Previously filed)

9.

Agreement between the Company and Quartz Mountain Resources covering the Quartz Mountain project (Previously filed).

7. Agreement between the Company and Noranda Inc. covering the Kerr/Sulpurets project. (Previously filed)

8. Agreement between the Company, Newmont Canada and Total Resources covering the Courageous Lake project. (Previously filed)

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A

8. List of Subsidiaries

a) Seabridge Gold Corporation, a Nevada Corporation incorporated December 28, 2001, is 100% owned;

a)

Pacific Intermountain Gold Corporation (“PIGCO”), a Nevada Corporation incorporated  on April 26, 2002, is 75% owned.

b)

5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories  on July 9, 2002, is 100% owned.

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

       Information Circular dated April 25, 2002 (Previously Filed)

       Proxy Material for Meeting Held on June 4, 2002 (Previously Filed)

       Copies of the Convertible Debenture Subscription Agreements (Previously

       Filed)

       Statement of Consent of Auditor G. Ross McDonald dated December 19, 2003

       Statement of Consent of Auditor KPMG LLP dated February 18, 2004

SIGNATURE PAGE

Management’s Report

The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the annual report. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The financial statements of the Company have been approved by the Board of Directors.

Rudi P. Fronk

President & CEO

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Seabridge Gold Inc. as at December 31, 2002 and the consolidated statements of operations and deficits and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and 2000 and for the years then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report dated April 12, 2002.

Chartered Accountants

Toronto, Canada

March 28, 2003; except as to Note 11 which is at April 11, 2003.

#

Consolidated Balance Sheets December 31, 2002 and 2001 (in Canadian dollars)

	2002	2001

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$880,098	$384,750
Short-term deposits	2,743,430	2,000,000
Accounts receivable	208,980	369,389
Marketable securities	50,000	-
Prepaid expenses	10,001	13,689
	3,892,509	2,767,828

MINERAL INTERESTS (Note 3)
Under option	1,535,938	882,540
Under lease or held directly	7,482,432	2,094,958

RECLAMATION DEPOSITS (Note 4)	1,225,000	1,225,000

CAPITAL ASSETS	7,174	6,426
	$14,143,053	$6,976,752

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$73,381	$186,287

CONVERTIBLE DEBENTURES AND ACCRUED INTEREST (Note 5)	828,831	2,009,041

PROVISION FOR RECLAMATION LIABILITIES (Note 4)	1,000,000	1,000,000

MINORITY INTEREST (Note 6)	188,644	-
	2,090,856	3,195,328

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 7)	25,954,624	16,837,946
STOCK OPTIONS (Note 7)	520,320	-
SHARE PURCHASE WARRANTS (Note 7)	364,525	100,500

DEFICIT	(14,787,272)	(13,157,022)
	12,052,197	3,781,424

	$14,143,053	$6,976,752
See accompanying notes to consolidated financial statements
ON BEHALF OF THE BOARD OF DIRECTORS

Director - Rudi P. Fronk Director - James S. Anthony

Consolidated Statements of Operations and Deficit For the Years Ended December 31, 2002, 2001 and 2000 (in Canadian dollars)

	2002	2001	2000

ADMINISTRATIVE AND GENERAL EXPENSES
Management and consulting fees	$396,917	$189,141	$30,965
Stock option compensation (Note 7)	520,320	-	-
Investor communications	233,575	108,797	75,577
Professional fees	163,077	57,702	26,331
Rent and office services	113,390	110,759	114,033
Interest and bank charges	5,573	3,021	1,726
Amortization	1,728	1,728	478

	1,434,580	471,148	249,110

Interest income	(85,836)	(23,840)	(17,732)
Foreign currency translation	(35,562)	-	-
Interest expense – debentures	122,325	9,041	-
Pacific Intermountain Gold exploration (Note 6)	188,644	-	-
Write-off of mineral property	6,099	-	106,379

NET LOSS FOR YEAR	1,630,250	456,349	337,757

DEFICIT, BEGINNING OF YEAR	13,157,022	12,700,673	12,362,916

DEFICIT, END OF YEAR	$14,787,272	$13,157,022	$12,700,673

BASIC AND DILUTED LOSS PER SHARE	$0.10	$0.04	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	16,212,000	12,600,000	8,800,000
See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Years Ended December, 2002, 2001 and 2000 (in Canadian dollars)

	2002	2001	2000

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for the period	$(1,630,250)	$(456,349)	$(337,757)
Items not involving cash
Interest expense – debentures	122,325	9,041	-
Stock option compensation	520,320	-	-
Pacific Intermountain Gold exploration	188,644	-	-
Amortization	1,728	1,728	478
Mineral property written-off	6,099	-	106,379
	(893,669)	(445,580)	(230,900)
Changes in non-cash working capital items
(Increase) Decrease in accounts receivable	(49,100)	(11,353)	(6,155)
(Increase) Decrease in prepaid expenses	3,688	11,065	(24,754)
Increase (Decrease) in accounts payable	(145,723)	169,535	7,624

INVESTING ACTIVITIES
Mineral properties	(5,854,645)	(1,047,291)	(921,874)
Short-term deposits	(2,743,430)	(2,000,000)	-
Reclamation deposit	-	(225,000)	-
Capital assets	(2,476)	(3,272)	(5,360)

	(8,600,551)	(3,275,563)	(927,234)

FINANCING ACTIVITIES
Issue of share capital	7,278,168	990,600	1,983,125
Convertible debentures	800,000	2,000,000	-

	8,078,168	2,990,600	1,983,125

NET CASH PROVIDED (USED)	(1,504,652)	(561,296)	801,706

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,384,750	946,046	144,340

CASH AND CASH EQUIVALENTS, END OF YEAR	$880,098	$384,750	$946,046
See accompanying notes to consolidated financial statements

Notes to the Financial Statements

December 31, 2002 and 2001

(in Canadian dollars, except where noted)

_____________________________________________________________________________________

1.

NATURE OF OPERATIONS

The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly-owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA and 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; and its 75% ownership of Pacific Intermountain Gold Inc. (“PIGCO”), a company incorporated under the laws of the State of Nevada, USA. All significant inter-company transactions and balances have been eliminated.

b)

Mineral Interests

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases.   All of these positions are classified as mining interests for financial statement purposes.

Direct property acquisition costs, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which was effective for the Company’s year ended December 31, 2001.

In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 – “Accounting by Mining Enterprises for Exploration Costs” which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs.  EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

AcG 11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment.

c)

Stock-based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to account for all such stock options by applying the fair value based method of accounting. Options are valued using the Black Scholes option pricing model. The resulting value is charged against income over the vesting period of the option.

d)

Capital Assets

Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

e)

Cash and Short-Term Investments

Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at cost, which approximates market. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term investments consist of investments with maturities greater than 90 days at the date of purchase.

f)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

a)

Loss Per Share

Loss per share of common stock is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. However, diluted loss per share has not been presented as the exercise of options and warrants would be anti-dilutive.

h)

Marketable Securities

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The market value of the marketable securities holdings in Castleworth Ventures at December 31, 2002 was $240,000. The securities are valued at cost, being $50,000 as at December 31, 2002.

i)

Translation of Foreign Currencies

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

j)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, amortization rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

3.

MINERAL INTERESTS

Expenditures made on account of mineral interests by the Company were as follows:

Property and Expense	Balance, December 31, 1999	2000		Balance, December 31, 2000
		Expenditures – net of writedowns	Recoveries

Castle Black Rock
Acquisition costs	$-	$49,713	$-	$49,713
Deferred exploration	-	88,554	-	88,554
	-	138,267	-	138,267
Grassy Mountain
Acquisition costs	-	443,492	-	443,492
Deferred exploration	-	197,190	-	197,190
	-	640,682	-	640,682
Hog Ranch
Acquisition costs	-	67,500	-	67,500
Deferred exploration	-	49,159	-	49,159
	-	116,659	-	116,659
Other Nevada Projects
Acquisition costs	82,462	(76,363)	-	6,099
Deferred exploration	-	-	-	-
	82,462	(76,363)	-	6,099
Total Mining Interests
Acquisition costs	82,462	484,342	-	566,804
Deferred exploration	-	334,903	-	334,903

Total Mineral Interests	$82,462	$819,249	$-	$901,707

Property and Expense	Balance, December 31, 2000	2001		Balance, December 31, 2001
		Expenditures	Recoveries
Castle Black Rock
Acquisition costs	$49,713	$40,862	$-	$90,575
Deferred exploration	88,554	13,356	-	101,910
	138,267	54,218	-	192,485
Grassy Mountain
Acquisition costs	443,492	158,318	-	601,810
Deferred exploration	197,190	77,441	-	274,631
	640,682	235,759	-	876,441
Hog Ranch
Acquisition costs	67,500	431,733	-	499,233
Deferred exploration	49,159	481,517	-	530,676
	116,659	913,250	-	1,029,909
Kerr-Sulphurets
Acquisition costs	-	447,100	-	447,100
Deferred exploration	-	14,047	-	14,047
	-	461,147	-	461,147
Quartz Mountain
Acquisition costs	-	350,225	-	350,225
Deferred exploration	-	30,075	-	30,075
	-	380.300	-	380,300
Red Mountain
Acquisition costs	-	28,000	-	28,000
Deferred exploration	-	3,117	-	3,117
	-	31,117	-	31,117
Other Nevada Projects	6,099	-	-	6,099
Total Mining Interests
Acquisition costs	566,804	1,456,238	-	2,023,042
Deferred exploration	334,903	619,553	-	954,456
Total Mineral Interests	$901,707	$2,075,791	$-	$2,977,498
	Balance,	2002		Balance,
Property and Expense	December 31, 2001	Expenditures	Recoveries	December 31, 2002
Castle Black Rock
Acquisition costs	$90,575	$49,851	$-	$140,426
Deferred exploration	101,910	-	-	101,910
	192,485	49,851	-	242,336
Grassy Mountain
Acquisition costs	601,810	570,860	-	1,172,670
Deferred exploration	274,631	88,637	-	363,268
	876,441	659,497	-	1,535,938
Hog Ranch
Acquisition costs	499,233	41,605	-	540,838
Deferred exploration	530,676	22,905	-	553,581
	1,029,909	64,510	-	1,094,419
Kerr-Sulphurets
Acquisition costs	447,100	18,442	-	465,542
Deferred exploration	14,047	29,626	-	43,673
	461,147	48,068	-	509,215
Quartz Mountain
Acquisition costs	350,225	20,014	-	370,239
Deferred exploration	30,075	52,657	-	82,732
	380,300	72,671	-	452,971
Red Mountain
Acquisition costs	28,000	54,090	-	82,090
Deferred exploration	3,117	73,314	-	76,431
	31,117	127,404	-	158,521
Courageous Lake
Acquisition costs	-	3,949,457	-	3,949,457
Deferred exploration	-	141,251	-	141,251
	-	4,090,708	-	4,090,708
Pacific Intermountain Gold Inc.
Acquisition costs	-	227,461	(90,000)	137,461
Deferred exploration	-	432,299	-	432,299
	-	659,760	(90,000)	569,760
Other Nevada Projects
Acquisition costs	6,099	126,255	-	132,354
Deferred exploration	-	232,148	-	232,148
	6,099	358,403	-	364,502
Total Mining Interests
Acquisition costs	2,023,042	5,058,035	(90,000)	6,991,077
Deferred exploration	954,456	1,072,837	-	2,027,293
Total Mineral Interests	$2,977,498	$6,130,872	$(90,000)	$9,018,370

a)

b)

c)

Castle Black Rock Property

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid $17,500 in advance royalties and is required to pay further advance royalties of  US$25,000 on August 15, 2003 and each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

d)

Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 which granted it the right to acquire the property for US$600,000 on or before March 31, 2003 (Note 11b).

e)

Hog Ranch

In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$10,000 on November 15, 2004; US$12,500 on November 15, 2005; US$15,000 on November 15, 2006; US$17,500 on November 15, 2007; US$20,000 on November 15, 2008 and each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals 40% of the production royalty may be purchased for US$2 million.

f)

Kerr-Sulphurets

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to a maximum aggregate of royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. which can earn a 50% interest by spending $6 million on exploration within 6 years. Noranda can earn a further 15% by funding all costs to complete a feasibility study on the project. If after earning its 50% interest, Noranda elects not to proceed with a feasibility study, Seabridge has the option to acquire Noranda’s interest for $3 million. After having earned its 50% interest, Noranda has the right to delay its decision to proceed with a feasibility study for up to 3 years by either spending $1.25 million per year on the property or making payments to Seabridge which would total $1.5 million over the three year period.

g)

Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee.

h)

Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

i)

Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project.

In addition, the Company must:

(i)

Pay the Vendors US$1.5 million when the spot price of gold closes at or above US$360 per ounce for 10 consecutive days (Note 11a).

(i)

Pay the Vendors US$1.5 million when the spot price of gold closes at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier.

a)

Pacific Intermountain Gold Inc.

The Company and Pacific Intermountain Gold Inc. (“PIGCO”) (75% owned by the Company) have acquired approximately 30 claim blocks in Nevada, USA in 2002.

A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and must spend US$1.5 million in exploration over a three year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture will be formed with the optionee as operator.

4.

RECLAMATION DEPOSITS

This balance represents the Company’s interest in Canadian bank term deposits which are held for the benefit of the Province of British Columbia until released or applied to reclamation costs which may arise in the future. Interest earned is paid to the Company. During 2001, a deposit of $225,000 was made in respect of the Kerr-Sulphurets gold project and a deposit of $1 million was transferred to the Company’s name for the Red Moutain project. A corresponding reclamation provision of $1 million has been created as an estimation of any potential future reclamation costs. This reclamation provision is an estimate, and therefore the provision is subject to changes in regulatory requirements and other external factors.

5.

CONVERTIBLE DEBENTURES

A $2 million debenture was issued on November 29, 2001 with a four-year term maturing November 28, 2005. The debenture is secured by a general charge on the assets of the Company, pays interest at 5% per annum and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.75 per share. Interest for the first two years is to be accrued and added to the principal amount. The Company has the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. On November 29, 2002, the Company elected to force conversion of the $2 million debenture plus accrued interest of $102,535. The Company issued a total of 2,803,380 shares.

An $800,000 debenture was issued on April 11, 2002 with a four-year term maturing April 10, 2006. The debenture is secured by a general charge on the assets of the Company, pays interest at 5% per annum and, at the option of the holder, can convert to common shares of the Company at the exercise price of $0.80 per share for the first two years, $0.90 per share in year three and $1.00 per share in year four. Interest for the first two years is to be accrued and added to the principal amount. The Company has the option to force conversion of the debentures into common shares if certain share price and trading volume thresholds are met. During the year-ended December 31, 2002, the Company accrued interest payable of $28,831 (Note 11d).

6.

MINORITY INTEREST

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Inc. (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration data base and received a 25% interest. The value associated with the use of this data base, being the minority interest in PIGCO at December 31, 2002 has been charged to operations as Pacific Intermountain Gold exploration.

7.

SHARE CAPITAL

	Shares	Amount
Authorized
100,000,000 common shares without par value
Issued
Balance, December 31, 1999	6,052,366	$12,582,472
Issued during year
For cash, exercise of stock options	145,000	44,750
For cash, exercise of warrants	3,300,000	495,000
For mineral properties	5,000	3,750
For cash, private placement	2,000,000	1,443,374
	5,450,000	1,986,875
Balance, December 31, 2000	11,502,366	14,569,346
Issued during year
For cash, exercise of stock options	591,667	212,600
For cash, exercise of warrants	1,296,666	778,000
For mineral properties	1,000,000	750,000
	2,888,333	1,740,600
Alloted but not issued, for mineral properties:
Quartz Mountain gold project	300,000	150,000
Red Mountain gold project	840,000	378,000
	1,140,000	528,000
Balance, December 31, 2001	15,530,699	16,837,946
Issued during year
For cash, exercise of stock options	610,000	384,750
For cash, exercise of warrants	1,110,834	1,453,418
For cash, private placement	3,200,000	5,104,000
Convertible debenture and interest	2,803,380	2,102,535
Exercise of share purchase warrants	-	71,975
	7,724,214	9,116,678
Balance, December 31, 2002	23,254,913	$25,954,624

a)

Stock Options Outstanding

The Company provides compensation to directors, employees and consultants in the form of stock options. Effective January 1, 2002 the Board of Directors elected to expense all new stock options issued by the Company. The fair value of the options granted in 2002 is estimated on the dates of grant using a Black-Scholes option pricing model with the following assumptions:

Dividend yield	Nil
Expected volatility	52%
Risk free rate of return	4.36%
Expected life of options	3-5 years

In August 2002 the Company announced a new stock option plan for directors and senior management. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders.

Pursuant to this new policy, in August 2002 the Board granted 600,000 options to senior management in lieu of market rate salaries.  These option grants require a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must exceed the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. No expense has been recognized on these options during the year as the probability of meeting the above vesting criteria remains uncertain. Compensation expense will be recognized once the vesting criteria is thought to be probable.

Weighted average fair value of options granted during the year which were not subject to the two-tiered vesting criteria (633,000 options in total), was $0.82 per option granted, resulting in an expense totaling $520,320. These options vested immediately upon granting.

A summary of the status of the plan at December 31, 2002 and changes during the years are presented below:

	Shares	Weighted average exercise price
Outstanding at December 31, 1999	605,000	$ 0.25
Granted	613,000	0.57
Exercised	(145,000)	0.31
Outstanding at December 31, 2000	1,073,000	0.52
Granted	905,667	0.52
Exercised	(591,667)	0.41
Cancelled	(50,000)	0.75
Outstanding at December 31, 2001	1,337,000	0.69
Granted	1,233,000	2.17
Exercised	(610,000)	0.63
Outstanding at December 31, 2002	1,960,000	$ 1.64

Number of Shares	Option Price Per Share	Expiry Date
45,000	$0.67	December 7, 2004
5,000	$0.60	January 10, 2005
120,000	$1.00	February 21, 2005
80,000	$0.75	September 18, 2005
355,000	$0.70	May 17, 2006
72,000	$0.70	May 28, 2006
33,333	$0.60	June 12, 2006
16,667	$0.60	August 13, 2006
50,000	$0.60	November 5, 2006
10,000	$0.60	January 28, 2007
128,000	$0.88	February 17, 2007
25,000	$0.84	April 18, 2007
40,000	$2.58	May 30, 2007
345,000	$2.90	July 1, 2007
625,000	$2.20	August 19, 2007
10,000	$2.58	December 18, 2007
1,960,000	$1.64

b)

Share Purchase Warrants

The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price	Amount
Balance, December 31, 1999	3,300,000	$ 0.15	$-
Issued	2,000,000	0.83	-
Exercised	(3,300,000)	0.15	-
Balance, December 31, 2000	2,000,000	0.83	-
Issued	700,000	1.69	100,500
Exercised	(1,296,666)	0.60	-
Balance, December 31, 2001	1,403,334	1.47	100,500
Issued	1,600,000	1.90	336,000
Exercised	(1,110,834)	1.31	(71,975)
Balance at December 31, 2002	1,892,500	$ 1.93	$364,525

At December 31, 2002 the outstanding share purchase warrants were as follows:

Number of Share Purchase Warrants	Warrant Price/Share	Expiry Date
500,000	$ 2.00	June 12, 2003
1,392,500	1.90	July 18, 2003
1,892,500	$ 1.93

8.

RELATED PARTY TRANSACTIONS

a)

During the year, a private company controlled by a director of the Company was paid $26,000 (2001 - $24,000; 2000 - $23,400) for corporate and administration fees.

b)

During the year, a private company controlled by another director of the Company was paid $31,360 (US$19,600) (2001 - $nil, 2000 - $nil) for technical services provided by his company related to the mineral properties.

c)

During the year, a private company controlled by a third director was paid $40,000 (2001 - $nil, 2000 - $nil) for consulting services rendered.

No formal services agreements exist between the Company and the private companies controlled by the directors.

9.

FINANCIAL INSTRUMENTS

The fair value of the Company’s cash and short term deposits, accounts receivable, deposits, reclamation deposits, and accounts payable and accrued liabilities at December 31, 2002 and December 31, 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

10.

INCOME TAXES

The Company has accumulated losses for tax purposes of approximately $3,325,000 which expire in various years to 2009 as follows:

2003	$143,000
2004	198,000
2005	139,000
2006	41,000
2007	231,000
2008	423,000
2009	2,150,000
$3,325,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying value of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001	2000
Future income tax assets
Temporary differences in assets	$1,149,000	$1,752,000	$1,784,000
Net tax losses carried forward	1,288,000	586,000	438,000
	2,437,000	2,338,000	2,222,000

Valuation allowance for future income tax assets	(2,437,000)	(2,338,000)	(2,222,000)
Future income tax assets, net	$-	$-	$-

The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 40.0% (2001 - 41.0%, 2000 - 44.0%) as follows:

	2002	2001	2000

Statutory rate applied to loss for year	$652,000	$187,000	$149,000
Non taxable items	(284,000)	-	-
Valuation allowance	(368,000)	(187,000)	(149,000)
	$-	$-	$-

11.

SUBSEQUENT EVENTS

a)

From January 23, 2003 through February 5, 2003 the price of gold closed above US$360 per ounce for ten consecutive days. Accordingly, US$1.5 million became payable to the vendors of the Courageous Lake gold project on or before April 4, 2003 (Note 3g).

b)

In March 2003, the Company exercised its right to acquire a 100% interest in the Grassy Mountain gold project by paying US$600,000 (Note 3b).

c)

In March 2003, the Company subscribed for 1,000,000 common shares of a United States exploration company at US$0.50 per share for investment purposes.

d)

In March 2003, the Company notified the holder of the $800,000 convertible debenture maturing on April 10, 2006 that it will be exercising its right to force conversion of the entire principal amount plus accrued interest into common shares of the Company at a price of $0.80 per share. Accordingly, On April 11, 2003 the Company issued the holder of the debenture 1,051,272 of its common shares in full satisfaction of this liability.

12.

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada.  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the U.S. Securities and Exchange Commission.  The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under U.S. GAAP:

2002

2001

     2000

Loss for the period - Canadian GAAP

$

(1,630,250)

(456,349)

 (337,757)

Mineral interests unproven prior to the establishment

of proven and probable reserves (a)

(1,072,837)

(619,553)

(358,820)

Write down of costs previously expensed under US GAAP

    23,917

Amortization of acquisition costs (a)

(319,690)

(68,632)

     (1,975)

Amortization of option payments (a)

(322,915)

(274,906)

 (101,569)

             Stock based compensation (b)

--

(277,669)

 (203,567)

$

(3,345,691)

$

(1,697,109)

 (979,771)

Loss per share - U.S. GAAP

Basic and diluted

$

(0.21)

$

(0.13)

      (011)

Statements of cash flows:

Canadian GAAP

U.S. GAAP

2002

2001

2000

2002

2001

     2000

Cash used in operating activities

$

(982,269)

(276,333)

(254,185)

(2,055,106)

(895,886)

(589,009)

Cash used in investing activities

(8,600,551)

(3,275,563)

(927,234)

(7,527,714)

(2,656,010)

(592,331)

Balance sheets:

       Canadian GAAP

U.S. GAAP

2002

2001

2002

2001

Mineral interests (a)

$

9,018,370

$

2,977,498

5,901,390

1,575,959

Shareholders' equity

12,052,197

3,781,424

8,935,217

2,379,885

(a)

Mineral interests:

Under United States GAAP acquisition costs associated with mining interests are classified according to the land tenure position and the existence of proven and probable reserves as defined under Industry Guide 7.

Under United States GAAP costs associated with owned mineral claims and mining leases are classified as definite life intangible assets and amortized over the period of intended use or until proven and probable reserves are established ranging from 4 to 11 years, at which point amortization is provided on the unit of production basis.  These assets are tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable.  Under Canadian GAAP the unit of production basis of amortization is acceptable prior to the establishment of proven and probable reserves resulting in no amortization during the exploration and development phase.

Under United States GAAP costs associated with options to acquire mineral claims and mining leases are regarded as having a finite life expiring over the term of the option agreement and are not a component of the acquisition cost.  Under Canadian GAAP the option payments are regarded as part of the acquisition cost and are deferred until the option is exercised when they are reclassified depending on the ownership position acquired or charged to operations if the option is not exercised.

Under United States GAAP exploration expenditures relating to mining interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves must be expensed as incurred.  Under Canadian GAAP these costs may be deferred.

Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification.  CICA HB 1581 Business Combinations defines such assets as intangible assets, while CICA 3061 defines acquired mineral rights as property, plant and equipment. In the United States the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA HB 1581, in such a way that under US GAAP mineral rights are classified as intangible assets.  The issue is a controversial one in the United States and has been referred to the Emerging Issues Task Force  ("EITF") for its consideration. There can be no certainty as to the conclusions the EITF will reach, nor as to how whether Canadian GAAP will continue to allow alternate treatments.  Historically the Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as "Property, plant and equipment, net" on its consolidated balance sheet. The Company continues to believe this is the appropriate classification under Canadian GAAP.

(b)

Stock-based compensation:

Beginning in 1996, U.S. GAAP allows, but does not require companies to record compensation cost for stock plans at fair value.  The Company has chosen to account for all stock-based compensation using the fair value method.  Under Canadian GAAP, these options are accounted for at their intrinsic value for the periods presented.  Effective January 1, 2002, the Company began accounting for its stock options under Canadian GAAP using the fair value method.

 (c)

Impact of recent United States Accounting Pronouncements:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003 and does not expect the impact of adoption to be material to its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  The Company adopted SFAS No. 144 on January 1, 2002 and there has been no significant impact.

In July 2002, the FASB released SFAS No 146, Accounting for Costs Associated with Exit or Disposal Activities.  SFAS 146 requires that a liability be recognized for costs associated with exit or disposal activities only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework.  SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities and provides additional guidance for the recognition and measurement of certain costs that are often associated with exit or disposal activities.  These costs are one-time termination benefits, contract termination benefits, and other associated costs.  The statement is effective for exit and disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” which requires guarantees to be recorded and certain disclosures to be made by a guarantor in its financial statements.  The Company does not believe it will be affected by this pronouncement because it has no guarantees.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities”.  This standard will require that certain entities (referred to as “variable interest entities”) will have to be consolidated in the future.  The Company does not believe it will be affected by this pronouncement because it has no variable interest entities.

Seabridge Gold Inc.

Report To Shareholders

Quarter Ended September 30, 2003

Highlights from the quarter ended September 30, 2003 were as follows:

· Courageous Lake exploration program identifies 12 new gold targets

· Independent engineering study completed at Red Mountain project

· Quartz Mountain project optioned to Quincy Resources

· $1.0 million raised in flow-through financing

Courageous Lake Project

The Company’s 2003 summer exploration program at Courageous Lake identified 12 new gold targets which have characteristics similar to the FAT deposit located on its property. The FAT deposit contains an independently estimated 3.18 million ounces of gold in the measured and indicated categories (48.0 million tonnes grading 2.06 grams per tonne) plus an additional 4.33 million ounces in the inferred category (65.1 million tonnes at 2.07 grams per tonne).

To date, approximately 37,000 metres of core (from 50,000 metres of historically reported drilling) have been collected by Seabridge and verified to be from the 12 targets identified as potential FAT analogues. Less than 15% of this drill core has been assayed. Historical sampling focused on quartz-rich zones which were believed to be higher grade, ignoring the wider mineralized package characteristic of a FAT-type deposit. Seabridge is currently sampling and assaying available drill core from each of these targets.

A total of approximately 60 drill holes will be assayed from the 12 target zones. To date, results have been received from 12 drill holes, primarily from the Salmita area. The best results include:

Drill Hole ID	From (metres)	To (metres)	Interval (metres)	Gold Grade (g/t)	Target Zone

85-27	114.26	132.60	18.34	3.95	Salmita North
75-12	165.52	200.39	34.86	6.15	Salmita T-Zone
75-19	129.47	138.47	9.00	3.19	Salmita T-Zone

Further results are pending from the Salmita area as well as the other targets. The most promising of these targets will be drill tested by Seabridge during 2004.

Work continues on the Courageous Lake independent scoping study which is scheduled for completion at the end of the 1st quarter of 2004. Preliminary results from metallurgical testwork appear to be favourable. These results will be released when the work has been completed, expected in December 2003.

Red Mountain Project

Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) has completed an Engineering Study on Seabridge’s 100% owned Red Mountain underground gold project located 18km east of the town of Stewart, B.C. The objectives of the study were to build on previous project work to identify the best project development approach, and to assess the current economics of the project.

The Red Mountain deposit contains an independently estimated gold resource of 400,000 ounces in the measured and indicated categories (1.594 million tonnes grading 7.80 grams per tonne) plus an additional 83,000 ounces in the inferred category (346,000 tonnes at 7.45 grams per tonne). The SRK Report uses the "All Categories" resource estimates, which includes inferred resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability. SRK decided to include inferred resources in the study because of their high degree of confidence that additional drilling could upgrade this material to the indicated category.

_____________________________________________________________________________________________

172 King Street East, 3 rd Floor, Toronto, Ontario, Canada M5A 1J3

Telephone: (416) 367-9292 Facsimile: (416) 367-2711

The “base-case” analysis represents SRK’s best preliminary estimate of gold production, and capital and operating costs. Estimated site operating costs are at Cdn$68.46 per tonne. Total capital costs are estimated at Cdn$61.8 million, exclusive of off-site owner’s costs and working capital. SRK is assessing alternate tailings dam locations and designs which they believe could result in a material decrease in the capital cost of the tailings facility.

The gold price assumption in the model was varied to determine the “break even” gold price for the project. At a 5% discount rate, the base case model indicates a break-even project is achieved at a gold price of US$399/oz. Under SRK’s base case analysis, life of mine cash operating costs average US$213 per ounce and total costs, inclusive of capital, average US$358 per ounce. Sensitivity analyses were also run for these two scenarios; firstly a 50% increase in mineable tonnage, and secondly cost reductions of 15% for both capital and operating costs. At a 5% discount rate, the break even gold price was reduced from US$399/oz to US$350 and US$338 respectively. In its report, SRK has deemed the exploration potential at the project to be “excellent”.

Further on-site work is in progress to assess alternate tailings disposal options which SRK believes could reduce capital costs and improve project economics.

Joint Venture Projects

The Company has granted Quincy Resources Inc. (OTC Bulletin Board) an option to earn a 50% interest in its 100% owned Quartz Mountain gold project located in Lake County, Oregon. The Quartz Mountain project hosts a multi-million ounce near-surface gold resource which is specifically excluded from the agreement. Quincy will focus on exploring for high-grade feeder zones to the existing resource with drilling expected to commence in early 2004. Quincy can earn a 50% interest in the project by (i) spending US$1.5 million in exploration and project holding costs by October 15, 2008 and (ii) issuing Seabridge 250,000 of its common shares. Quincy may earn an additional 12.5% by funding and completing a feasibility study at Quartz Mountain within three years of completing its 50% earn-in and paying Seabridge an additional 250,000 of its common shares. If Quincy elects not to complete a feasibility study, or fails to deliver one within three years, Seabridge has a one-time option to purchase Quincy’s interest in the project for US$750,000.

Gold Market

The gold market continues to demonstrate considerable strength and resilien ce. Price setbacks are of increasingly short duration as the market works higher towards the key $400 mark. Investment demand is the main driver as central banks worldwide maintain their policies of excessive liquidity creation and currency debasement to avoid debt deflation and economic recession. Gold and commodities have gained from a growing preference for hard assets at the expense of the

U.S. dollar. The ominous first signs of a trade war between China and the U.S. are in evidence, triggered by new trade barriers imposed on several categories of Chinese imports. This development could have a negative impact on the dollar.

Meanwhile, foreign purchases of U.S. treasuries and agency debt hit a five year low in September. In our view, a weaker dollar and a higher gold price appear to be likely.

Financial Results

During the three month period ended September 30, 2003 Seabridge posted a loss of $245,000 ($0.01 per share) compared to a $670,000 loss ($0.03 per share) for the same period last year. Also, during the quarter ended September 30, 2003, the Company invested $1,181,000 on mineral projects compared to $4,612,000 for the same period last year. At September 30, 2003 net working capital was $3,113,000 compared to $3,820,000 at December 31, 2002.

Subsequent to September 30, 2003, the Company completed a flow-through private placement for $1,008,000 consisting of 240,000 common shares at $4.20 per share.

On Behalf of the Board of Directors,

(sgd) “Rudi P. Fronk”

Rudi P. Fronk

President and Chief Executive Officer

Toronto, Canada

SEABRIDGE GOLD INC.

Consolidated Balance Sheets

September 30, 2003 and December 31, 2002

(in 000's of Canadian dollars)

Assets	September 30, 2003 (unaudited)	December 31, 2002 (audited)
Current Assets
Cash and cash equivalents	$ 39	$ 880
Short-term deposits	2,917	2,744
Accounts receivable	172	209
Marketable securities	50	50
Prepaid expenses	10	10
	3,188	3,893

Mineral Interests (Note 2)	14,149	9,018
Investment (Note 3)	749	-
Reclamation Deposits	1,225	1,225
Capital Assets	10	7

	$ 19,321	$ 14,143

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$ 75	$ 73

Convertible Debenture and Accrued Interest	-	829
Provision for Reclamation Liabilities	1,000	1,000
Minority Interest	189	189
	1,264	2,091
Shareholder’s Equity
Share Capital	32,800	25,955
Stock Options	580	520
Share Purchase Warrants	179	364

Deficit	(15,502)	(14,787)
	18,057	12,052

	$ 19,321	$ 14,143

Subsequent Events (notes 2 and 4)

On Behalf of the Board of Directors

(sgd) "Rudi P. Fronk"                                (sgd) "James S. Anthony"

Rudi P. Fronk                                                    James S. Anthony

 Director                                                             Director

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Deficit

For the Periods Ended September 30, 2003 and 2002

(unaudited, in 000's of Canadian dollars except loss per share)

	Three Months Ended September 30.		Nine Months Ended September 30,
	2003	2002	2003	2002
Administrative and General Expenses
Management and consulting fees	164	126	$ 479	$ 303
Stock option compensation	48	380	60	511
Investor communications	37	46	128	183
Professional fees	11	67	45	118
Rent and office services	26	29	96	89
Amortization	1	-	2	1
	287	648	810	1,205
Interest income	(24)	(4)	(97)	(29)
Foreign currency translation	(18)	(15)	(10)	(23)
Interest expense – debentures	-	35	13	94
Write-off of mineral interests	-	6	-	6
Net Loss for Period	245	670	715	1,253
Deficit, Beginning of Period	15,257	13,740	14,787	13,157
Deficit, End of Period	$ 15,502	$ 14,410	$ 15,502	$ 14,410

Basic and Diluted Loss per Share	$ 0.01	$ 0.03	$ 0.03	$ 0.08
Weighted Average Number of Shares Outstanding	27,183,685	19,906,811	25,782,150	16,609,069

Consolidated Statements of Cash Flows

For the Periods Ended September 30, 2003 and 2002

(unaudited, in 000's of Canadian dollars)

	Three Months Ended September 30.		Nine Months Ended September 30,
	2003	2002	2003	2002
Cash Provided from (Used for) Operations
Net loss for period	$ (245)	$ (670)	$ (715)	$ (1,253)
Items not involving cash
Interest expense – debentures	-	35	12	94
Stock option compensation	48	380	60	511
Amortization	1	-	2	1
Write-off of mineral interests	-	6	-	6
	(196)	(249)	(641)	(641)
Changes in non-cash working capital items
(Increase) Decrease in accounts receivable	(67)	4	(50)	347
(Increase) Decrease in prepaid expenses	-	-	-	5
Increase (Decrease) in accounts payable	(23)	32	(43)	(126)
	(286)	(213)	(734)	(415)
Investing Activities
Mineral properties	(1,181)	(4,612)	(5,151)	(5,315)
Recovery of deferred exploration expenditures	-	-	152	-
Reclamation refund	-	-	-	350
Investment	-	-	(749)	-
Capital assets	-	-	(5)	-
Short-term deposits	(2,300)	(794)	(174)	(4,123)
	(3,481)	(5,406)	(5,927)	(9,088)
Financing Activities
Convertible debenture	-	-	-	800
Issue of share capital	1,183	5,612	5,820	6,556
	1,183	5,612	5,820	7,356

Net Cash Provided (Used)	(2,584)	(7)	(841)	(2,147)
Cash and Cash Equivalents, Beginning of Period	2,623	245	880	2,385
Cash and Cash Equivalents, End of Period	$ 39	$ 238	$ 39	$ 238

NOTES TO THE FINANCIAL STATEMENTS

September 30, 2003

(unaudited, in Canadian dollars, except where noted)

1)

Basis of Presentation

The interim financial statements of the Company are prepared by management using accounting principles generally accepted in Canada for interim financial statements and reflect the accounting principles set out in the notes to the Company’s financial statements as at December 31, 2002, appearing in the Comp any’s 2002 Annual Report. These interim financial statements should be read in conjunction with those annual financial statements and the notes thereto. The results of operations and cash flows for the current periods are not necessarily indicative of the results to be expected for the full year.

2)

 Mineral Interests

Expenditures on projects during the period ended September

30, 2003 were as follows (in thousands):

		Expenditures
Project	Balance, Dec. 31, 2002	Quarter 1	Quarter 2	Quarter 3	Balance, Sept. 30, 2003
Castle Black Rock	$ 242	$ -	$ -	$ 55	$ 297
Grassy Mountain	1,536	34	906	71	2,547
Hog Ranch	1,094	-	-	-	1,094
Kerr-Sulphurets	509	3	9	2	523
Quartz Mountain	453	-	-	11	464
Red Mountain	159	60	150	38	407
Courageous Lake	4,091	26	2,468	670	7,255
Pacific Intermountain Gold	570	190	54	304	1,118
Westgate	-	30	-	24	54
Other Nevada projects	364	24	1	1	390
	$ 9,018	$ 367	$ 3,588	$ 1,176	$ 14,149

In August 2003, The Company optioned a 60% interest in the Hog Ranch project in Nevada, USA to Romarco Minerals Inc. The terms of the agreement require Romarco to incur US$2.5 million in exploration and issue 1.5 million of its shares in stages by December 2007.

In October 2003, The Company optioned a 50% interest in the Quartz Mountain project in Oregon, USA to Quincy Resources Inc. The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Quincy to incur US$1.5 million in exploration and issue 250,000 of its shares in stages by October 2008. Quincy can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further 250,000 of its shares to the Company.

3)

Investment

During the current period, as part of the acquisition of the Grassy Mountain property, the Company acquired one million common shares of a U.S. based private exploration company at US$0.50 per share which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (“APMI”). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI representing approximately 5.7% of APMI’s issued and outstanding shares. The investment is recorded at cost, as the Company does not have significant influence.

4)

Share Capital

a) During the period, the following common shares were issued:

	Shares	Amount
Balance, December 31, 2002	23,254,913	$25,954,624
For cash, private placement	1,025,000	2,126,875
For cash, exercise of warrants	1,797,500	3,465,250
For cash, exercise of options	55,000	48,200
Conversion of debenture	1,051,272	841,018
Value of warrants exercised	-	364,525
	27,183,685	$32,800,492

The private placement consisted of 1,025,000 units at $2.25 each. Each unit consisted of 1 common share and half a share purchase warrant. Each whole warrant is exercisable at $2.50 for one year or at $3.00 in the second year and expires June 20, 2005. The warrants were valued at $179,375 which amount has been included in the share purchase warrant account on the balance sheet.

In April 2003, the convertible debenture of $800,000 plus interest owing of $41,018 was converted into common shares of the Company.

Subsequent to the end of the period, the Company completed a private placement of 240,000 flow-through common shares at $4.20 each for proceeds of $1million.

b) At November 14, 2003, the issued and outstanding common shares of the Company totaled 27,433,685 and on a fully diluted basis there would be 29,951,185 common shares outstanding.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.

Registrant

Dated:  February 18, 2004                         Signed: /s/ Rudi Fronk___________

                                                                                          Rudi Fronk

                                                                                     President and Director